FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As at 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2007	2006
Assets
Property, plant and equipment	12	2,221,895	1,916,991
Intangible assets	13	1,375,403	1,234,668
Investments in equity accounted investees	14	664,385	523,840
Other investments	15	42,354	35,095
Due from related parties	32	68,871	72,506
Other non-current assets	16	44,171	121,465
Deferred tax assets	17	2,446	3,052
Total non-current assets		4,419,525	3,907,617

Inventories		23,424	11,018
Other investments	15	28,218	61,733
Due from related parties	32	52,482	66,101
Trade receivables and accrued income	18	558,563	318,973
Other current assets	19	291,534	125,653
Cash and cash equivalents	20	3,095,300	1,598,640
Total current assets		4,049,521	2,182,118

Total assets		8,469,046	6,089,735

Equity
Share capital	21	1,636,204	1,636,204
Share premium	21	434	434
Reserves	21	931,913	(4,884)
Retained earnings	21	3,224,526	2,394,838
Total equity attributable to equity holders of the Company		5,793,077	4,026,592

Minority interest	21	138,128	91,375

Total equity		5,931,205	4,117,967

Liabilities
Loans and borrowings	23	140,404	113,503
Employee benefits	24	27,229	17,648
Other non-current liabilities		-	8,683
Deferred tax liabilities	17	132,388	196,260
Total non-current liabilities		300,021	336,094

Bank overdraft	20	2,125	285
Loans and borrowings	23	619,555	526,083
Income taxes payable	11	443,194	309,470
Trade and other payables	27	759,019	579,421
Due to related parties	32	17,978	6,844
Deferred income	25	324,815	184,337
Provisions	26	71,134	29,234
Total current liabilities		2,237,820	1,635,674

Total liabilities		2,537,841	1,971,768

Total equity and liabilities		8,469,046	6,089,735

The notes on page 6 to 84 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2007	2006	2005

Revenue	8	6,328,580	4,700,307	4,527,980
Direct cost of revenue		(3,103,427)	(2,627,890)	(2,701,565)
Gross profit		3,225,153	2,072,417	1,826,415

Other income		7,799	8,050	15,403
Selling and marketing expenses		(1,138,154)	(827,516)	(700,501)
Administrative expenses		(252,841)	(154,917)	(154,035)
Other expenses		(22,423)	(6,467)	(4,901)
Results from operating activities		1,819,534	1,091,567	982,381

Finance income	10	308,368	184,015	167,472
Finance expenses	10	(551,142)	(108,038)	(191,199)
Net finance income/(expense)		(242,774)	75,977	(23,727)

Share of profit of equity accounted investees		64,906	78,616	68,234
Profit before gain on net monetary position		1,641,666	1,246,160	1,026,888

Gain on net monetary position, net		-	-	11,037
Profit before income tax		1,641,666	1,246,160	1,037,925

Income tax expense	11	(322,418)	(413,242)	(290,472)
Profit for the period		1,319,248	832,918	747,453

Attributable to:
Equity holders of the Company		1,350,162	875,491	772,246
Minority interest		(30,914)	(42,573)	(24,793)
Profit for the period		1,319,248	832,918	747,453

Basic and diluted earnings per share	22	0.613710	0.397951	0.351021
(in full US Dollars)

The notes on page 6 to 84 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2007	2006	2005

Effect of indexation for hyperinflation	-	-	127,937
Foreign currency translation differences	811,302	(135,275)	(6,762)
Net change in fair value of available-for-sale financial assets	2,666	2,015	800
Income and expense recognized directly in equity	813,968	(133,260)	121,975

Profit for the period	1,319,248	832,918	747,453

Total recognized income for the period	2,133,216	699,658	869,428

Attributable to:
Equity holders of the Company	2,178,398	741,400	894,221
Minority interest	(45,182)	(41,742)	(24,793)
Total recognized income for the period	2,133,216	699,658	869,428

The notes on page 6 to 84 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2007	2006	2005
Cash flows from operating activities
Profit for the period	1,319,248	832,918	747,453
Adjustments for:	1,285,057	1,072,155	1,001,000
Depreciation	532,915	498,533	530,329
Amortization of intangibles	260,062	231,480	220,038
Foreign exchange loss, net	242,657	41,288	16,889
Net finance income	(227,794)	(161,786)	(91,545)
Provision for doubtful receivables	20,495	55,190	69,344
Income tax expense	322,418	413,242	290,472
Share of profit of equity accounted investees	(111,254)	(94,021)	(68,234)
Loss/(Gain) on sale of property, plant and equipment	3,869	(1,279)	-
Effect of indexation for hyperinflation	-	-	(27,817)
Translation reserve	137,317	17,530	-
Net (gain)/loss on remeasurement of investments	(3,079)	(2,353)	800
Amortization of transaction costs of borrowings	5,100	7,996	-
Deferred income	102,351	66,335	60,724
	2,604,305	1,905,073	1,748,453
Change in trade receivables	(198,314)	(11,551)	(55,318)
Change in due from related parties	26,698	6,153	19,126
Change in inventories	(10,128)	(2,512)	3,822
Change in other current assets	15,448	(2,278)	227,284
Change in other non-current assets	(24,782)	(247)	(4,134)
Change in due to related parties	10,302	945	29
Change in trade and other payables	15,285	105,795	(692,067)
Change in other current liabilities	67,457	(37,823)	6,298
Change in other non-current liabilities	(9,029)	2,267	(476)
Change in employee benefits	5,931	1,801	3,726
Change in provisions	23,832	(2,261)	(1,588)
	2,527,005	1,965,362	1,255,155
Interest paid	(37,024)	(42,879)	(82,587)
Income tax paid	(347,202)	(67,592)	(99,921)
Dividend received	13,397	-	-
Net cash from operating activities	2,156,176	1,854,891	1,072,647

Cash flows from investing activities
Proceeds from sale of property plant and equipment	7,657	3,609	-
Proceeds from currency option contracts	17,807	-	-
Proceeds from sale of available-for-sale financial assets	36,698	20,490	-
Proceeds from settlement of held-to-maturity investments	8,586	9,218	45,404
Interest received	250,423	161,536	80,236
Dividends received	18,756	21,558	-
Acquisition of property, plant and equipment	(564,859)	(370,377)	(644,087)
Acquisition of intangibles	(206,985)	(234,382)	(128,557)
Acquisition of minority interest	-	(17,591)	-
Payment of currency option contracts premium	(8,501)	-	-
Acquisition of equity accounted investees and other investments	-	(163,432)	-
Acquisition of available-for-sale financial assets	(119)	(56,718)	(12,148)
Acquisition of held-to-maturity investments	-	(6,407)	-
Net cash used in investing activities	(440,537)	(632,496)	(659,152)

Cash flows from financing activities
Payment of transaction costs	(205)	(51,472)	-
Proceeds from issuance of loans and borrowings	498,666	772,434	354,849
Repayment of borrowings	(435,038)	(862,386)	(543,252)
Dividends paid	(457,625)	(342,166)	(182,176)
Change in minority interest	127,220	87,745	22,979
Reimbursement of borrowing costs	11,983	-	-
Net cash used in financing activities	(254,999)	(395,845)	(347,600)

Effects of foreign exchange rate fluctuations on balance sheet items	276,837	4,940	(5,784)

Net increase in cash and cash equivalents	1,737,477	831,490	60,111
Cash and cash equivalents at 1 January	1,598,355	808,153	764,931
Effect of exchange rate fluctuations on cash and cash equivalents	(242,657)	(41,288)	(16,889)
Cash and cash equivalents at 31 December	3,093,175	1,598,355	808,153

The notes on page 6 to 84 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet caddesi No: 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the License. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No 5369. As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

The consolidated financial statements of the Company as at and for the year ended 31 December 2007 comprise the Company and its seventeen subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation
(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Group’s consolidated financial statements were approved by the Board of Directors on 27 February 2008.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: derivative financial instruments and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in note 4.

The financial statements of the Company and those of the subsidiaries located in Turkey and Turkish Republic of Northern Cyprus for the year ended 31 December 2005 were restated for the changes in the general purchasing power of the functional currency based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Three years inflation rate in Turkey was 36% as at 31 December 2005, based on the Turkish nation-wide wholesale price indices announced by the State Statistics Association (“SSA”). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

As hyperinflationary conditions in Turkey no longer existed starting from 1 January 2006, New Turkish Lira (“TRY”) has been treated as a more stable currency since that time and the financial statements of the Company and those of the subsidiaries located in Turkey and Turkish Republic of Northern Cyprus that are prepared in accordance with IFRSs as issued by IASB are not required to be adjusted for hyperinflationary accounting.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars (“USD”), rounded to the nearest thousand. Moreover, all financial information expressed in TRY, Euro (“EUR”) and Swedish Krona (“SEK”) have been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TRY. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of LLC Astelit (“Astelit”) and East Asian Consortium BV (“Eastasia”) is Ukrainian Hryvnia and EUR, respectively.

(d)	Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs as issued by IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.     Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about estimates, uncertainty and critical judgements about the contingencies are described in note 31 and detailed analysis with respect to accounting estimates and judgements of bad debts, useful life or expected pattern of consumption of the future economic benefits embodied in depreciable assets is provided below:

Key sources of estimation uncertainty

In note 28, detailed analysis is provided for the foreign exchange exposure of the Company and risks in relation to foreign exchange movements.

Critical accounting judgments in applying the Company’s accounting policies

Certain critical accounting judgments in applying the Company’s accounting policies are described below:

Trade receivables and accrued income

The impairment losses in trade and other receivables are based on management’s evaluation of the volume of the receivables outstanding, past experience and general economic conditions.

Useful life of assets

The useful economic lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful life of the License is based on duration of the license agreement.

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as a principal. In the absence of specific guidance under IFRSs on distinguishing between an agent and a principal, management considered the following factors:

•	The Group does not take the responsibility for fulfillment of the games.
•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.
•	The Group earns a stated percentage of the total turnover.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(a)	Basis of consolidation
(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed as necessary to align them with the policies adopted by the Group.

(ii)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of International Financial Reporting Standards No. 3 (“IFRS 3”) “Business Combinations”. The assets and liabilities acquired from entities under common control are recognised at the carrying amounts recognised previously in the Group’s controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within the Group equity.

(iii)	Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment loss. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 31 December 2007 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

(iv)	Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(b)	Foreign currency
(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognised in the income statement. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognised directly in equity.

(ii) Foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on acquisition, are translated to USD at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates approximating to the exchange rates at the dates of the transactions.

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from or payables to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised directly in equity in the foreign currency translation reserve.

(iii) Translation from functional to presentation currency

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated financial statements are presented in USD, which is the presentation currency of the Group. The Group uses USD as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each balance sheet presented (including comparatives) are translated to USD at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) in non-hyperinflationary economies are translated to USD at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognised directly in a separate component of equity.

(iv) Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in foreign currency translation reserve. They are transferred to the income statement upon disposal.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
c.	Financial instruments
(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for finance income and expenses is discussed in note 3(m).

•	Held-to-maturity investments

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

•	Available-for-sale financial assets

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

•	Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

(ii) Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading instruments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
c.	Financial instruments (continued)
(ii)	Derivative financial instruments (continued)

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(iii)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is net of any tax effects, and is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

d.	Property, plant and equipment
(i)	Recognition and measurement

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or construction of qualifying assets are recognized in profit or loss as incurred.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in profit or loss.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
d.	Property, plant and equipment (continued)
(iii)	Depreciation

Depreciation is recognized in the profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	25 – 50 years
Network infrastructure	3 – 8 years
Equipment, fixtures and fittings	4 – 5 years
Motor vehicles	4 – 5 years
Central betting terminals	1 – 5 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

During March 2007, Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS (“Inteltek”) renewed its fixed odds betting contract reducing the period of the contract to March 2008 from September 2011, which resulted in change in expected usage of betting property, plant and equipment. As a result, expected useful lives of operational assets decreased. Effect of this change on depreciation expense recognized in direct cost of revenues in current and future periods is as follows:

	Year ended 31 December 2007	Year ended 31 December 2008
Increase/(decrease) in depreciation	10,068	(1,919)

(e) Intangible assets

Intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)).

(i) Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred. Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred. Subsequent expenditures of the Company do not relate to research and development activities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
e.	Intangible assets (continued)
(ii)	Amortization

Amortization is recognized in the profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Computer software	3 – 8	years
GSM and other telecommunications license	3 – 25	years
Transmission lines	10	years
Central betting system operating right	1 – 5	years
Customer base	2	years

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s balance sheet.

(g)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2007, inventories consist of sim-cards, scratch cards and handsets.

(h)	Impairment
(i)	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired.

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(h)	Impairment (continued)
(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”).

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

During the years ended 31 December 2007 and 2006, the Company have not identified any impairment indicators and accordingly consolidated financial statements for the years ended 31 December 2007 and 2006 do not include any adjustment in relation to impairment of long-lived assets.

(i)	Employee benefits
(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TRY 2,030 as at 31 December 2007 (equivalent to full $1,743 as at 31 December 2007) (31 December 2006: full TRY 1,857 (equivalent to full $1,594 as at 31 December 2007)) per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees. The calculation was based upon the retirement pay ceiling announced by the Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(i)	Employee benefits (continued)
(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit or loss when they are due. The Company initiated a defined contribution retirement plan for all eligible employees during 2005. Besides, during 2006, Inteltek and Bilyoner Interaktif Hizmetler AS (“Bilyoner”), during 2007 Kule Hizmet ve Isletmecilik AS (“TurkKule”), Turkcell Teknoloji Arastirma ve Gelistirme AS (“Turkcell Teknoloji”) and Tellcom Iletisim Hizmetleri AS (“Tellcom”), other consolidated subsidiaries, initiated defined contribution plan for all eligible employees. The assets of the plan are held separately from the consolidated financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the companies with respect to the retirement plan is to make the specified contributions.

(j)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

(k)	Revenue

Communication fees include all types of postpaid revenues from incoming and outgoing calls, additional services and prepaid revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Instead, deferred income is recorded under current liabilities.

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. Costs associated with each deliverable are recognized at the time of revenue recognized. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(k)	Revenue (continued)

Commission fees mainly comprised of net takings earned to a maximum of 7% of gross takings, as a head agent of fixed odds betting games starting from 15 March 2007 and 4.3% commission recognized based on the para-mutual and fixed odds betting games operated on Central Betting System. Prior to 15 March 2007, under the former head agency agreement, head agency commission fees were earned to a maximum of 12% of gross takings. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the head agency agreement, Inteltek is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Sim-card sales are recognized upfront upon delivery to subscribers, net of returns, discounts and rebates. Sim-card costs are also recognized upfront upon sale of the sim-card to the subscriber.

Call center revenues are recognized at the time services are rendered.

(l)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(m)	Finance income and expenses

Finance income comprises interest income on funds invested (including available-for sale financial assets), late payment interest income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on hedging instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, net foreign exchange loss, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognised on financial assets. All borrowing costs are recognised in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(n)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(o)	Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(p)	Earnings per share

The Group presents basic earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

(q)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from those of other segments. Segment information is presented in respect of the Group’s business and geographical segments. The Group’s primary format for segment reporting is based on geographical segment and secondary segment reporting is based on business segments.

Inter-segment pricing is determined on an arm’s length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments and related revenue, loans and borrowings and related expenses and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(r)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective at 31 December 2007, and have not been applied in preparing these consolidated financial statements:

•

IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the Group’s 2009 consolidated financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. Currently the Group presents segment information in respect of its business and geographical segments (see note 6). It is not expected to have any impact on the consolidated financial statements.

•

IFRIC 11, IFRS 2 Group and Treasury Share Transactions requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the Group’s 2008 consolidated financial statements, with retrospective application required. It is not expected to have any impact on the consolidated financial statements.

•

Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as a part of the cost of that asset. The revised IAS 23 will become mandatory for the Group’s 2009 consolidated financial statements and will not constitute a change in accounting policy for the Group.

•

IFRIC 12, Service Concession Arrangements provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession agreements. IFRIC 12 becomes effective for annual periods beginning on or after 1 January 2008. At present, the Group provides telecommunications services which it recognizes property, plant and equipment and depreciates on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The Group is evaluating the potential effects on its consolidated financial statements.

•

IFRIC 13 Customer Loyalty Programmes addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programmes for their customers. It relates to customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s 2009 consolidated financial statements, is not expected to have any impact on the consolidated financial statements.

•

Revised IAS 1 Presentation of Financial Statements does not change the recognition measurement or disclosure of transactions and events that are required by other IFRSs. The revised standard introduces as a financial statement the “statement of comprehensive income”. The revised standard is effective for annual financial periods beginning on or after 1 January 2009, with early adoption permitted.

•

IFRIC 14 IAS 19 –The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements on such assets. It also addresses when a minimum funding requirement might give rise to a liability. IFRIC 14 is effective for annual periods beginning on or after 1 January 2008, and is not expected to have any impact on the consolidated financial statements of the Group.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(r)	New standards and interpretations not yet adopted (continued)
•

Revised IFRS 3 Business Combinations made changes to the scope of IFRS 3, revised the definition of business, made some revisions at recognition principles of acquired assets and enhanced the disclosure requirements. The revised standard is effective for annual financial periods beginning on or after 1 July 2009, with early adoption permitted for annual periods beginning on or after 30 June 2007 providing that the entity also applies IAS 27 in the same period.

•

Revised IAS 27 Consolidated and Separate Financial Statements mainly changes the accounting for non-controlling interest and the loss of control of a subsidiary. The revised standard is effective for annual financial periods beginning on or after 1 July 2009, with early adoption permitted providing that the entity also applies IAS 27 in the same period.

•

Amendments to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations clarifies the definition of vesting conditions, introduces the concept of “nonvesting conditions”, requires non-vesting conditions to be reflected in grant date fair value and provides the accounting treatment for non-vesting conditions and cancellations. The amendments to IFRS 2 is effective for annual periods beginning on or after 1 January 2009, with early adoption permitted and is not expected to have any effect on the consolidated financial statements.

•

Amendments to “IAS 32 Financial Instruments:Presentation and IAS 1 Presentation of Fianacial Statemnets-Puttable Financial Instruments and Obligations Arising on Liquidation” improve the accounting for particular types of financial instruments that have characteristics similar to ordinary shares but are at present classified as financial liabilities. The amendments will apply for annual periods beginning on or after 1 January 2009, with earlier application is permitted and is not expected to have any effect on the consolidated financial statements.

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii)	Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Determination of fair values (continued)
(iv)	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vi)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

5.	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risks
•	Liquidity risks
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

The Company management has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

Credit risk

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, ageing profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of post-paid subscribers.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)

Credit risk (continued)

Investments are allowed only in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and capital adequacy ratios periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings. The Group does not expect any counterparty fail to meet its obligations.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the balance sheet.

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of receivables from subscribers. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on historical data of payment statistics. Impairment loss as a percentage of revenues represented 0.6% of revenues for the year ended 31 December 2007. If impairment loss as a percentage of revenues increased to 1.5% of revenues, the impairment loss would have been increased by $59,787, negatively impacting profit for the year ended 31 December 2007.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily TRY for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR, USD and SEK.

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk. When necessary, forward exchange contracts are rolled over at maturity.

The Group’s investments in its equity accounted investee Fintur and its subsidiary in Ukraine are not hedged with respect to the currency risk arising from the net assets as those currency positions are considered to be long-term in nature.

The Group has not entered into any type of derivative instrument in order to hedge foreign currency risk as at 31 December 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)

Interest rate risk

The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 31 December 2007.

The Board’s policy is to maintain a strong capital base as to maintain investor, creditor and market confidence and to sustain future development of the business.

6.	Segment reporting

Geographical segments:

The primary format, geographical segments, is based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the entities. Segment assets are based on the geographical location of the assets.

The Group comprises the following main geographical segments: Turkey, Ukraine, Turkish Republic of Northern Cyprus.

Business segments:

In presenting information on the basis of business segments, segment revenue is based on the operational activity of the entities. Segment assets are based on the intended use of the assets.

The Group comprises the following main business segments: Telecommunications and betting businesses.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)
	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Total external revenues	4,544,493	4,433,617	87,949	45,568	67,865	48,795	-	-	-	-	4,700,307	4,527,980
Inter-segment revenue	1,251	753	-	-	5,384	7,807	-	-	(6,635)	(8,560)	-	-
Total segment revenue	4,545,744	4,434,370	87,949	45,568	73,249	56,602	-	-	(6,635)	(8,560)	4,700,307	4,527,980

Segment result	1,236,455	1,070,981	(154,934)	(106,759)	7,243	5,783			1,220	1,874	1,089,984	971,879
Unallocated income/(expense), net											1,583	10,502
Results from operating activities											1,091,567	982,381
Net finance costs											75,977	(23,727)
Share of profit/(loss) of equity accounted investees	(2,668)						81,284	68,234			78,616	68,234
Gain on net monetary position, net											-	11,037
Income tax expense											(413,242)	(290,472)
Profit for the period											832,918	747,453

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Total external revenues	5,991,916	4,544,493	252,821	87,949	83,843	67,865	-	-	-	-	6,328,580	4,700,307
Inter-segment revenue	5,275	1,251	1,230	-	5,995	5,384	-	-	(12,500)	(6,635)	-	-
Total segment revenue	5,997,191	4,545,744	254,051	87,949	89,838	73,249	-	-	(12,500)	(6,635)	6,328,580	4,700,307

Segment result	1,928,611	1,236,455	(108,042)	(154,934)	13,631	7,243	(90)		48	1,220	1,834,158	1,089,984
Unallocated income/(expense), net											(14,624)	1,583
Results from operating activities											1,819,534	1,091,567
Net finance costs											(242,774)	75,977
Share of profit/(loss) of equity accounted investees	(44,045)	(2,668)					108,951	81,284			64,906	78,616
Income tax expense											(322,418)	(413,242)
Profit for the period											1,319,248	832,918

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)
	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Segment assets	3,730,627	3,153,847	708,005	572,210	70,570	35,529	125,066	-	4,634,268	3,761,586
Investment in equity accounted investees	149,306	147,568	-	-	-	-	515,079	376,272	664,385	523,840
Unallocated assets									3,170,393	1,804,309
Total assets	3,879,933	3,301,415	708,005	572,210	70,570	35,529	640,145	376,272	8,469,046	6,089,735

Segment liabilities	1,096,780	736,665	91,561	76,563	12,694	12,939	48	-	1,201,083	826,167
Unallocated liabilities									1,336,758	1,145,601
Total liabilities									2,537,841	1,971,768

Capital expenditure	540,249	391,731	205,963	200,237	36,901	12,791	-	-	783,113	604,759
Depreciation	474,745	452,708	52,452	40,085	5,718	5,740	-	-	532,915	498,533
Amortization of intangible assets	225,570	198,293	32,189	32,259	2,303	928	-	-	260,062	231,480

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Capital expenditure	391,731	495,596	200,237	270,551	12,791	6,497	-	-	604,759	772,644
Depreciation	452,708	498,346	40,085	26,756	5,740	5,227	-	-	498,533	530,329
Amortization of intangible assets	198,293	204,033	32,259	15,313	928	692	-	-	231,480	220,038

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

	Telecommunications		Betting		Other operations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
Total external revenue	4,517,011	4,402,905	172,372	112,495	10,924	12,580	4,700,307	4,527,980

Capital expenditure	594,524	749,490	3,300	4,537	6,935	18,617	604,759	772,644

	Telecommunications		Betting		Other operations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
Total external revenue	6,130,425	4,517,011	181,296	172,372	16,859	10,924	6,328,580	4,700,307

Capital expenditure	759,390	594,524	1,354	3,300	22,369	6,935	783,113	604,759

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

7.	Acquisitions of joint ventures and minority interests

Business combination

During August 2006, the Company acquired 50% shares of A-Tel for a consideration of TRY 218,715 (equivalent to $150,000 as at 9 August 2006, acquisition date). A-Tel is accounted for under equity method and results of the operations for the year ended 31 December 2007 are included in the accompanying consolidated financial statements using ownership rate of 50% as at and for the year ended 31 December 2007.

In the five months ended 31 December 2006, A-Tel contributed profit of $12,273. If the acquisition had occurred on 1 January 2006, management estimates that consolidated profit for the year ended 31 December 2006 would have been increased by $15,834. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition occurred on 1 January 2006.

On the acquisition of A-Tel shares, the Group’s interest in the net fair value of the identifiable assets and liabilities exceeded the cost of the acquisition by $7,848. The Group reassessed the measurement of the acquired assets and liabilities and reduced acquired intangible assets by $7,848.

The carrying amount and fair values of the acquired assets and liabilities at the date of acquisition are given below:

	Pre-acquisition		Recognized
	carrying	Fair value	values on
	amounts	adjustments	acquisition

Property, plant and equipment	73	-	73
Intangible assets	-	250,926	250,926
Deferred tax assets/(liabilities)	92	(53,324)	(53,232)
Due from related parties	10,948	-	10,948
Trade and other receivables	3,187	-	3,187
Inventory	27	-	27
Other current asset	224	-	224
Other investments, including derivatives	1,855	-	1,855
Cash and cash equivalents	96,803	-	96,803
Employee benefits	(221)	-	(221)
Trade and other payables	(1,501)	-	(1,501)
Income taxes payable	(1,809)	-	(1,809)
Due to related parties	(7,280)	-	(7,280)
Net identifiable assets and liabilities	102,398	197,602	300,000
Percentage of acquired shares			50%
Net acquired assets and liabilities			150,000

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The values of assets and liabilities recognized on acquisition are their estimated fair values (see note 4 for methods used in determining fair values).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

7.	Acquisitions of joint ventures and minority interests (continued)

Business combination (continued)

During February 2007 and September 2006, A-Tel’s General Assembly decided to distribute dividends and accordingly the Company reduced the carrying value of its investment in A-Tel by the dividends declared of TRY 37,448 (equivalent to $32,152 as at 31 December 2007) and TRY 30,300 (equivalent to $26,015 as at 31 December 2007) as at 31 December 2007 and 2006, respectively. On 9 March 2007 and 16 October 2006, such dividends are collected by the Company.

A-Tel is involved in the marketing, selling and distributing the Company's prepaid systems. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and sim-card subsidies for the sale of Muhabbet Kart. In addition to the sales of sim-cards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sale of campaigns and for subscriber activations. Since 1999, the business cooperation between the Company and A-Tel has provided important support to the Company’s sales and marketing activities. With the brand name Muhabbet Kart, A-Tel has proved success in a competitive environment through well structured campaigns. With the acquisition of 50% share in A-Tel, management believes that the Company is better positioned in the changing competitive environment and achieves increased benefits by optimizing sales and marketing efforts. A-Tel is a joint venture and its remaining 50% shares are held by Turkey's Savings and Deposit Insurance Fund (the "SDIF").

Acquisition of minority interests

In January, March, May, July and September 2007, the Company made contribution to capital increase of Euroasia for $27,500 each. As Eurocorp did not participate in these capital increases, ownership of the Company increased from 54.8% to 55.0%. The Group recognised a decrease in minority interests of $751.

8.	Revenue

	2007	2006	2005
Communication fees	5,976,890	4,406,680	4,295,866
Commission fees on betting business	181,296	172,372	112,495
Monthly fixed fees	54,816	57,599	54,946
Sim-card sales	20,767	20,960	50,327
Call center revenues	12,925	10,237	10,122
Other revenues	81,886	32,459	4,224
	6,328,580	4,700,307	4,527,980

9.	Personnel Expenses

	2007	2006	2005
Wages and salaries (*)	385,192	262,198	230,312
Increase in liability for long-service leave	8,487	5,736	5,444
Contributions to defined contribution plans	1,253	1,014	827
	394,932	268,948	236,583

* Wages and salaries include compulsory social security contributions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Finance income and expenses

Recognised in profit or loss:

	2007	2006	2005
Interest income on bank deposits	241,055	133,640	116,987
Late payment interest income	37,188	29,391	32,677
Premium income on option contracts	17,807	11,708	-
Interest income on unimpaired held-to-maturity investments	890	1,219	9,911
Net gain on disposal of available-for-sale financial assets transferred from equity	1,673	1,445	-
Interest income on available-for-sale financial assets	303	794	521
Other interest income	9,452	5,818	7,376
Finance income	308,368	184,015	167,472

Discount interest expense on financial liabilities measured at amortised cost	(42,137)	(61,512)	(80,939)
Net foreign exchange loss	(460,754)	(41,288)	(16,889)
Debt extinguishment cost	(17,549)	-	-
Option premium expense	(8,501)	-	-
Interest expense resulting from litigations	(15,602)	(2,516)	(86,682)
Other	(6,599)	(2,722)	(6,689)
Finance expenses	(551,142)	(108,038)	(191,199)
Net finance income/(expense)	(242,774)	75,977	(23,727)

Late payment interest income is interest received from subscribers who pay monthly invoices after due date specified on the invoices.

Debt extinguishment cost consists of the difference between the net present value and the face value of the long term syndicated loan on the date of payment.

Interest expense on borrowings capitalized on fixed assets amounts to $11,268, $7,089 and $506 for the year ended 31 December 2007, 2006 and 2005, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Income tax expense

	2007	2006	2005

Current tax expense
Current period	(412,521)	(310,665)	(69,751)
	(412,521)	(310,665)	(69,751)

Deferred tax benefit/(expense)
Origination and reversal of temporary differences	56,769	14,036	(284,335)
Benefit of investment incentive recognized	31,369	29,959	60,646
Utilisation of previously unrecognised tax losses	1,965	6,237	2,968
Reduction in tax rate	-	(152,809)	-
	90,103	(102,577)	(220,721)
Total income tax expense	(322,418)	(413,242)	(290,472)

Income tax recognized directly in equity is amounting to $755, $656 and $231 for the year ended 31 December 2007, 2006 and 2005, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Income tax expense (continued)

Reconciliation of effective tax rate

The reported income tax expense for the year ended 31 December 2007, 2006 and 2005 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2007		2006		2005
Profit for the period		1,319,248		832,918		747,453
Total income tax expense		322,418		413,242		290,472
Profit excluding income tax		1,641,666		1,246,160		1,037,925

Income tax using the Company’s domestic tax rate	20%	(328,333)	20%	(249,232)	30%	(311,378)
Effect of tax rates in foreign jurisdictions	-	7,960	(1)%	8,954	-	(4,495)
Tax exempt income	(1)%	9,724	(1)%	7,703	(1)%	12,502
Non deductible expenses	2%	(25,118)	1%	(13,452)	5%	(48,113)
Tax incentives	(2)%	31,369	(2)%	29,959	(6)%	60,646
Change in tax rate	-	-	12%	(152,809)	-	-
Recognition of previously unrecognized tax losses	-	1,965	(1)%	6,237	-	2,968
Unrecognized deferred tax assets	2%	(28,319)	3%	(37,120)	1%	(7,922)
Deferred taxes on undistributed earnings of subsidiary	-	-	1%	(15,109)	-	-
Other	(1%)	8,334	-	1,627	(1)%	5,320
Total income tax expense	20%	(322,418)	33%	(413,242)	28%	(290,472)

The income taxes payable of $443,194 and $309,470 as at 31 December 2007 and 2006, respectively, represents the amount of income taxes payable in respect of related taxable profit for the year ended 31 December 2007 and 2006.

According to the article 32 of New Corporate Tax Law No. 5520, the corporate tax rate was reduced from 30% to 20%. In this respect, corporate income of the companies are subject to corporate tax at the rate of 20%, effective from 1 January 2006 onwards. It has been also stated that the advance corporate tax that was calculated and collected on the rate of 30% for the advance corporate tax periods after 1 January 2006 that is in excess of the amount calculated by the new rate for the same periods will be offset against the advance corporate tax for the following advance tax periods.

According to the Income Tax Law which was published in Official Gazette on 8 April 2006, the investment allowance application has been abolished effective from 1 January 2006. Accordingly, tax payers have been granted an option to use the tax benefits of investment incentive certificates given that they file tax returns at 30% corporate tax rate; or file tax returns at 20% corporate tax rate (which is the new comparable tax rate effective from 1 January 2006) without using the tax benefits of investment incentive certificates. The Company used the tax benefit of investment incentive certificates which provides 0.2% net benefit on corporate taxes. However, the respective law allows the taxpayers to utilize their investment allowance rights obtained under the scope of the previous provisions only from their income generated in the years 2006, 2007 and 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment

Cost or deemed cost	Balance at 1 January 2006	Additions	Disposals	Transfers	Effect of movements in exchange rates	Balance at 31 December 2006
Network infrastructure (All Operational)	4,220,485	14,453	(1,897)	424,458	(180,707)	4,476,792
Land and buildings	250,517	3,972	(386)	10,874	(11,269)	253,708
Equipment, fixtures and fittings	292,428	6,634	(1,597)	7,675	(12,657)	292,483
Motor vehicles	18,982	589	(915)	15	(853)	17,818
Leasehold improvements	137,196	544	(17)	-	(5,893)	131,830
Construction in progress	385,367	344,185	-	(443,022)	(19,343)	267,187
Total	5,304,975	370,377	(4,812)	-	(230,722)	5,439,818

Accumulated Depreciation
Network infrastructure (All Operational)	2,714,156	465,549	(1,261)	-	(115,296)	3,063,148
Land and buildings	59,342	10,615	-	-	(2,514)	67,443
Equipment, fixtures and fittings	248,763	16,649	(1,228)	-	(10,918)	253,266
Motor vehicles	14,991	1,895	(632)	-	(653)	15,601
Leasehold improvements	125,013	3,825	(15)	-	(5,454)	123,369
Total	3,162,265	498,533	(3,136)	-	(134,835)	3,522,827

Total property, plant and equipment	2,142,710	(128,156)	(1,676)	-	(95,887)	1,916,991

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment (continued)

Cost or deemed cost	Balance at 1 January 2007	Additions	Disposals	Transfers	Effect of movements in exchange rates	Balance at 31 December 2007
Network infrastructure (All Operational)	4,476,792	77,393	(394,103)	460,982	862,675	5,483,739
Land and buildings	253,708	29,474	(124)	-	45,214	328,272
Equipment, fixtures and fittings	292,483	14,870	(8,609)	2,651	55,903	357,298
Motor vehicles	17,818	819	(5,033)	-	3,648	17,252
Leasehold improvements	131,830	1,304	(188)	-	21,016	153,962
Construction in progress	267,187	452,268	-	(463,633)	52,947	308,769
Total	5,439,818	576,128	(408,057)	-	1,041,403	6,649,292

Accumulated Depreciation
Network infrastructure (All Operational)	3,063,148	501,390	(385,685)	-	663,137	3,841,990
Land and buildings	67,443	11,785	(42)	-	14,842	94,028
Equipment, fixtures and fittings	253,266	17,747	(8,522)	-	64,223	326,714
Motor vehicles	15,601	1,286	(4,866)	-	3,377	15,398
Leasehold improvements	123,369	707	(122)	-	25,313	149,267
Total	3,522,827	532,915	(399,237)	-	770,892	4,427,397

Total property, plant and equipment	1,916,991	43,213	(8,820)	-	270,511	2,221,895

Depreciation expenses for the year ended 31 December 2007, 2006 and 2005 are $532,915, $498,533 and $530,329, respectively

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment (continued)

Leased assets

The Group leases equipments under a number of finance lease agreements. As at the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. At 31 December 2007, net carrying amount of fixed assets acquired under finance leases amounted to $95,751 (31 December 2006: $92,956).

Property, plant and equipment under construction

Construction in progress consisted of expenditures in GSM network of the Company, Astelit and Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and non-operational items as at 31 December 2007 and 2006.

As at 31 December 2007, a mortgage is placed on Izmir and Davutpasa buildings amounting to $1,288 and $429, respectively (31 December 2006: $1,067 and $356, respectively).

13.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized in 25 years with a carrying amount of $602,070 as at 31 December 2007 (31 December 2006: $531,598). The amortization period of the licence will end in 2023.

Cost	Balance at 1 January 2006	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 December 2006

GSM and other telecommunication operating licences	940,015	242	-	7,574	(45,404)	902,427
Computer Software	1,454,453	13,356	(204)	163,531	(65,802)	1,565,334
Transmission Lines	31,735	1,287	(305)	9	(1,440)	31,286
Central Betting System Operating Right	4,431	201	(393)	-	(201)	4,038
Customer Base	1,255	-	-	-	-	1,255
Other	79	3	-	-	2	84
Construction in progress	-	219,293		(171,114)	(614)	47,565
Total	2,431,968	234,382	(902)	-	(113,459)	2,551,989

Accumulated Amortization
GSM and other telecommunication operating licences	280,629	58,875	-	-	(11,675)	327,829
Computer Software	833,459	168,192	(70)	-	(35,068)	966,513
Transmission Lines	16,660	3,067	(34)	-	(707)	18,986
Central Betting System Operating Right	2,146	1,038	(393)	-	(80)	2,711
Customer Base	1,002	297	-	-	(44)	1,255
Other	17	11	-	-	(1)	27
Total	1,133,913	231,480	(497)	-	(47,575)	1,317,321

Total intangible assets	1,298,055	2,902	(405)	-	(65,884)	1,234,668

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Cost	Balance at 1 January 2007	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 December 2007

GSM and other telecommunication operating licences	902,427	29,972	-	16,636	168,520	1,117,555
Computer Software	1,565,334	13,391	(3,472)	188,137	309,381	2,072,771
Transmission Lines	31,286	1,917	-	-	6,471	39,674
Central Betting System Operating Right	4,038	55	-	-	835	4,928
Customer Base	1,255	-	-	-	260	1,515
Other	84	245	-	20	(254)	95
Construction in progress	47,565	161,405	-	(204,793)	-	4,177
Total	2,551,989	206,985	(3,472)	-	485,213	3,240,715

Accumulated Amortization
GSM and other telecommunication operating licences	327,829	50,341	-	-	63,411	441,581
Computer Software	966,513	205,052	(766)	-	219,992	1,390,791
Transmission Lines	18,986	3,467	-	-	4,332	26,785
Central Betting System Operating Right	2,711	1,173	-	-	692	4,576
Customer Base	1,255	-	-	-	260	1,515
Other	27	29	-	-	8	64
Total	1,317,321	260,062	(766)	-	288,695	1,865,312

Total intangible assets	1,234,668	(53,077)	(2,706)	-	196,518	1,375,403

Amortization expenses for the year ended 31 December 2007, 2006 and 2005 are $260,062, $231,480 and $220,038, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the year ended 31 December 2007, 2006 and 2005 are $64,906, $78,616 and $68,234, respectively. Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities
31 December 2007
Fintur (associate)	41.45%	418,485	1,390,361	1,808,846	235,264	31,355	266,619
A-Tel (joint venture)	50.00%	85,473	287,790	373,263	15,939	57,707	73,646
		503,958	1,678,151	2,182,109	251,203	89,062	340,265

31 December 2006
Fintur (associate)	41.45%	310,410	1,103,420	1,413,830	255,319	47,445	302,764
A-Tel (joint venture)	50.00%	103,446	105	103,551	12,301	247	12,548
		413,856	1,103,525	1,517,381	267,620	47,692	315,312

	Revenue	Direct cost of revenue	Profit for the period
2007
Fintur (associate)	1,486,390	(609,494)	262,850
A-Tel (joint venture)	92,791	(95,033)	7,058
	1,579,181	(704,527)	269,908
2006
Fintur (associate)	1,161,432	(463,277)	194,790
A-Tel (joint venture)*	31,472	(4,868)	24,208
	1,192,904	(468,145)	218,998
2005
Fintur (associate)	853,571	(348,239)	162,311
	853,571	(348,239)	162,311

*Since A-tel was acquired in August 2006, summary financial information of A-tel is given for the five months ended 31 December 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees (continued)

In 2006, the Group acquired a 50% investment in A-Tel. Details of the transaction and A-Tel’s operations are described in note 7. The Company’s investment in Fintur and A-Tel amounts to $515,079 and $149,306, respectively as at 31 December 2007 (31 December 2006: $376,272 and $147,568).

15.	Other investments

Non-current investments:

		2007		2006
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	6.24	29,077	6.24	24,093

T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	9.23	13,277	8.23	11,002

			42,354		35,095

In 2003, the Group acquired a 6.24% interest in Aks TV and a 8.23% interest in T-Medya, media companies owned by Cukurova Group. On 27 June 2007, T-Medya took over Asli Gazetecilik ve Matbaacilik AS and, as a result of this restructuring, interest of the Group in T-Medya increased from 8.23% to 9.23%.

Investment in Aks TV and T-Medya is classified as available-for-sale financial assets. However, there is not active market available for these equity instruments, and application of valuation techniques is impracticable. Accordingly, the Company measured these investments at cost.

Current investments:

	2007	2006
Held-to-maturity investments	-	7,045
Government bonds, treasury bills	-	7,045

Available-for-sale financial assets	28,218	54,688
Government bonds, treasury bills	1,738	20,683
Foreign investment equity funds	26,480	34,005

	28,218	61,733

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

15.	Other investments (continued)

Current investments (continued):

Interest bearing available-for-sale USD denominated and EUR denominated government bonds and treasury bills with a carrying amount of $1,440 and $298, respectively as at 31 December 2007 (31 December 2006: TRY denominated $18,961, USD denominated $1,449 and EUR denominated $273) have stated interest rates of Libor+1.0%-Libor+1.6% (31 December 2006: Libor+1.0% -Libor+1.6%) and Euribor+1.8% (31 December 2006: Euribor+1.8%), respectively and mature in 2 to 3 years (31 December 2006: 2 to 4 years).

Foreign investment equity funds are denominated in USD with a carrying amount of $26,480 as at 31 December 2007 (31 December 2006: $34,005).

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 28.

16.	Other non-current assets

	2007	2006
Prepaid expenses	28,365	12,687
Prepayment for subscriber acquisition cost	6,347	-
Deposits and guarantees given	5,621	2,275
Restricted cash	-	105,378
Others	3,838	1,125
	44,171	121,465

Subscriber acquisition costs are subsidies to the subscribers for the handsets, under which Astelit can enforce the minimum customer contract period and can determine revenues that can be linked to individual contracts.

As at 31 December 2006, restricted cash represents amounts deposited at banks as guarantees in connection with the loans used by the Group, which was released on 24 January 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2007	2006
Deductible temporary differences	457	227
Tax credit carry forwards	-	117
Tax losses	48,604	49,633
Total unrecognised deferred tax assets	49,061	49,977

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognised in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

As at 31 December 2007, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2003	40	2008
2004	1,443	2009
2005	1,414	2010
2006	5,442	2011
2007	16,428	2012 thereafter

As at 31 December 2007, net operating loss carry forwards which will be carried indefinitely are as follows:

Year Originated	Amount
2006	125,354
2007	48,855

The Budget Law enacted for 2007 in Ukraine disallowed carry-forwards of the tax losses accumulated before 1 January 2006. Astelit decreased its unrecognized deferred tax assets amounting to $24,761 as at 31 December 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2007 and 2006 are attributable to the following:

	Assets		Liabilities		Net
	2007	2006	2007	2006	2007	2006
Property, plant & equipment and intangible assets	872	-	(201,602)	(227,822)	(200,730)	(227,822)
Investment	-	-	(7,816)	(30,246)	(7,816)	(30,246)
Provisions	67,562	47,334	-	(204)	67,562	47,130
Other items	11,436	12,459	(917)	(4)	10,519	12,455
Tax credit carry forwards	523	5,275	-	-	523	5,275
Tax assets / (liabilities)	80,393	65,068	(210,335)	(258,276)	(129,942)	(193,208)
Set off of tax	(77,947)	(62,016)	77,947	62,016	-	-
Net tax assets / (liabilities)	2,446	3,052	(132,388)	(196,260)	(129,942)	(193,208)

All temporary differences are recognized in profit or loss except for the deferred tax effects of change in fair value of available-for-sale financial assets amounting $1,331, $656 and $231 as at 31 December 2007, 2006 and 2005, respectively.

18.	Trade receivables and accrued income

	2007	2006
Receivables from subscribers	277,519	156,111
Accrued service income	167,194	95,686
Accounts and checks receivable	87,538	53,244
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	26,312	13,932
	558,563	318,973

Trade receivables are shown net of allowance for doubtful debts amounting to $181,746 as at 31 December 2007 (31 December 2006: $133,615). The impairment loss recognized for the year ended 31 December 2007, 2006 and 2005 are $35,142, $30,513 and $24,789, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

Receivables from Turk Telekom as at 31 December 2007 and 2006 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $109,322 and $32,308 as at 31 December 2007 and 2006, respectively.

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in Note 28.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

19.	Other current assets

	2007	2006
Restricted cash	125,304	107
Prepaid expenses	61,056	45,391
Income accruals	36,338	15,807
Value added tax (“VAT”) receivable	27,688	38,254
Prepayment for subscriber acquisition cost	14,704	10,795
Advances to suppliers	14,196	7,628
Other	12,248	7,671
	291,534	125,653

As at 31 December 2007, restricted cash represents amounts deposited at banks as guarantees in connection with the loans used by the Group, which was released on 24 January 2008.

Subscriber acquisition costs are subsidies to the subscribers for the handsets, under which Astelit can enforce the minimum customer contract period and can determine revenues that can be linked to individual contracts.

20.	Cash and cash equivalents

	2007	2006
Cash in hand	205	114
Checks received	999	8,644
Banks	3,093,906	1,589,401
-Demand deposits	185,551	135,039
-Time deposits	2,908,355	1,454,362
Bonds and bills	190	481
Cash and cash equivalents	3,095,300	1,598,640
Bank overdrafts	(2,125)	(285)
Cash and cash equivalents in the statement of cash flows	3,093,175	1,598,355

As at 31 December 2007, cash and cash equivalents amounting to $60,000 (31 December 2006: $25,011) were deposited in banks, that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 28.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Capital and reserves

Reconciliation of movement in capital and reserves

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Legal Reserves	Fair Value Reserve	Translation Reserve	Retained Earnings	Total	Minority Interest	Total Equity
Balance at 1 January 2005	1,207,142	415	50,458	-	(13,935)	1,670,402	2,914,482	65,514	2,979,996
Increase in capital	169,092	-	-	-	-	(169,092)	-	-	-
Transfer to legal reserves	-	-	49,503	-	-	(49,503)	-	-	-
Total recognized income and expense	62,732	19	4,526	800	(6,762)	832,906	894,221	(24,793)	869,428
Dividends paid	-	-	-	-	-	(182,176)	(182,176)	-	(182,176)
Change in minority interest	-	-	-	-	-	-	-	23,073	23,073
Balance at 31 December 2005	1,438,966	434	104,487	800	(20,697)	2,102,537	3,626,527	63,794	3,690,321

Balance at 1 January 2006	1,438,966	434	104,487	800	(20,697)	2,102,537	3,626,527	63,794	3,690,321
Increase in capital	197,238	-	-	-	-	(197,238)	-	-	-
Transfer to legal reserves	-	-	43,786	-	-	(43,786)	-	-	-
Total recognized income and expense	-	-	-	2,015	(135,275)	875,491	742,231	(42,573)	699,658
Dividends paid	-	-	-	-	-	(342,166)	(342,166)	-	(342,166)
Acquisition of minority shares	-	-	-	-	-	-	-	(17,591)	(17,591)
Change in minority interest	-	-	-		-	-	-	87,745	87,745
Balance at 31 December 2006	1,636,204	434	148,273	2,815	(155,972)	2,394,838	4,026,592	91,375	4,117,967

Balance at 1 January 2007	1,636,204	434	148,273	2,815	(155,972)	2,394,838	4,026,592	91,375	4,117,967
Transfer to legal reserves	-	-	108,561	-	-	(108,561)	-	-	-
Total recognized income and expense	-	-	-	2,666	825,570	1,350,162	2,178,398	(45,182)	2,133,216
Dividends paid	-	-	-	-	-	(411,913)	(411,913)	(45,712)	(457,625)
Change in minority interest	-	-	-	-	-	-	-	137,647	137,647
Balance at 31 December 2007	1,636,204	434	256,834	5,481	669,598	3,224,526	5,793,077	138,128	5,931,205

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Capital and reserves (continued)

Share capital

As at 31 December 2007, common stock represented 2,200,000,000 (31 December 2006: 2,200,000,000) authorized, issued and fully paid shares with a par value of TRY 1 each. In accordance with the Law No. 5083 with respect to TRY, on 9 May 2005, par value of each share is registered to be one TRY.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by Capital Markets Board of Turkey (“CMB”). Accordingly, number of shares data is adjusted for the effect of this merger.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets including deferred tax effects until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of and amendment by the Board of Directors and the General Assembly of Shareholders.

21.	Capital and reserves (continued)

Dividends (continued)

On 27 February 2008, Board of Directors of the Company decided to distribute dividends amounting to TRY 648,714 (equivalent to $556,979 as at 31 December 2007), which represented 50% of distributable income. This represents a net cash dividend of full TRY 0.294870 (equivalent to full $0.253172 in full as at 31 December 2007). Dividend distribution is subject to approval on ordinary General Assembly which will be held on 25 April 2008.

	2008		2007		2006
	TRY	USD	TRY	USD*	TRY	USD*

Cash dividends	648,714	556,979	567,040	411,913	509,075	342,166
Stock dividends	-	-	-	-	345,113	231,962
	648,714	556,979	567,040	411,913	854,188	574,128

*USD equivalents of dividends are computed by using the Central Bank of Turkey’s TRY/USD exchange rate on 23 March 2007 and 22 May 2006, which are the dates that the General Assembly of Shareholders approved the dividend distribution.

On 17 January 2007, Board of Directors of Inteltek decided to distribute dividends amounting to TRY 139,838 (equivalent to $120,064 and $101,582 as at 31 December 2007 and 23 March 2007, respectively). Dividend distribution was approved at ordinary General Assembly meeting dated 23 March 2007, and TRY 62,927 (equivalent to $54,029 and $45,712 as at 31 December 2007 and 23 March 2007) of the total dividend was paid to minority shareholders.

22.	Earnings per share

The calculation of basic and diluted earnings per share as at 31 December 2007 were based on the profit attributable to ordinary shareholders for the year ended 31 December 2007, 2006 and 2005 of $1,350,162, $875,491 and $772,246, respectively and a weighted average number of shares outstanding during the year ended 31 December 2007, 2006 and 2005 of 2,200,000,000 calculated as follows:

	2007	2006	2005
Numerator:
Net profit for the period	1,350,162	875,491	772,246

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.613710	0.397951	0.351021

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Earnings per share (continued)

All share amounts and per share figures reflected in the Company’s historical financial statements have been retrospectively restated for the stock splits and stock dividends. Total effects of restatements in the number of shares are as follows:

	2007	2006	2005*

Number of shares at 1 January	2,200,000,000	1,854,887,341	1,474,639,361
Effects of stock dividends	-	51,661,781	146,156,379
Effects of stock splits	-	293,450,878	234,091,601
Number of shares at 31 December	2,200,000,000	2,200,000,000	1,854,887,341

* The figures do not include the retrospectively restatement effect for the stock dividend and stock splits of 2006.

23.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see note 28.

	2007	2006
Non-current liabilities
Unsecured bank loans	140,404	5,720
Secured bank loans	-	107,783
	140,404	113,503
Current liabilities
Current portion of unsecured bank loans	-	190,770
Current portion of secured bank loans	125,388	335,305
Unsecured bank facility	494,098	-
Current portion of finance lease liabilities	69	8
	619,555	526,083

On 30 December 2005, Astelit, together with ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), finalized a syndicated long term project financing of $390,000. $368,732 of that facility had been utilized.

By the end of 2006, Turkcell management decided to take over all or a portion of the rights and obligations of Astelit’s senior creditors, who may decline to participate in the facilities following the implementation of new restructuring. On 19 April 2007, Astelit sent a letter accompanied by a term sheet, to ING Bank, the Facility Agent. With this term sheet, Astelit proposed restructuring of senior syndicated facility and notified that in case of some or all of the creditors do not consent to the proposed amendments, the Company shall purchase the loans and commitments held by such non-consenting creditors. Since the creditors did not consent to the proposed amendments, Astelit repaid to the lenders under the syndicated long term project financing on 27 June 2007 through obtaining borrowings from Financell, a wholly owned subsidiary of the Company. According to the market conditions and its financial performance, Astelit will redeem loans to Financell within the next 18 months from 27 June 2007 through a new financing package.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Loans and borrowings (continued)

Besides, as part of the project financing package, a long term junior facility up to $150,000 (including interest amounting to $24,000) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch. The junior facility is fully guaranteed by the Company. This facility has been fully utilized as at 31 December 2007.

On 9 January 2007, Board of Directors of the Company mandated Akbank T.A.S., Citibank N.A., Turkiye Garanti Bankasi AS, HSBC Bank Plc, J.P. Morgan Plc and Standard Bank Plc as lead arrangers for an unsecured syndicated financing through a committed facility amounting to $3,000,000. The facility agreement has been signed on 26 February 2007. Since the Company did not foresee any financing need for the near future, the facility agreement was terminated as of 29 May 2007.

Significant portion of the loans are borrowed by Financell. In accordance with the financing agreements with HSBC Bank Plc, the Group shall not cease its control on Financell and there shall not be a change of control within the Company. In the event of any case, the creditor reserves the right to terminate the facility.

The loan amounting to EUR denominated $117,469 borrowed from West LB A.G., whose maturity was June 2008, was paid before its maturity on 24 January 2008.

As at 31 December 2007, the Group is not subject to any financial covenants or ratios with respect to its borrowings.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				2007			2006

	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Secured bank loans*	EUR	2008	Floating	Euribor+0.8%	117,469	125,388	Euribor+0.8%	105,378	107,783
Secured bank loans**	USD	2011	Floating	-	-	-	Libor+1.5%-4.5%	368,732	335,305
Unsecured bank loans	USD	2008	Floating	Libor+0.6%	20,500	20,686	-	-	-
Unsecured bank loans	USD	2008	Floating	Libor+0.6%-0.8%	449,000	449,423	-	-	-
Unsecured bank loans	USD	2012	Floating	Libor+2.3%	140,226	140,365	Libor+2.6%-3.5%	184,000	190,770
Unsecured bank loans***	EUR	2007	Floating	-	-	-	Euribor+0.7%	3,952	3,906
Unsecured bank loans	EUR	2008	Floating	-	-	-	Euribor+0.7%	1,976	1,814
Unsecured bank loans	EUR	2008	Floating	Euribor+0.7%	23,494	23,571	-	-	-
Other unsecured bank loans					-	457		-	-
Finance lease liabilities	USD	2008	Fixed	8.0%	58	69	7.0%-9.0%	10	8
					750,747	759,959		664,048	639,586

* Guarantee of the bank loan is restricted cash deposited at banks amounted to $125,304, which was released on 24 January 2008 due to loan repayment before the maturity.

** Although the scheduled repayment was in 2011, Astelit repaid the loan on 27 June

*** Although the scheduled repayment was in 2008, Tellcom repaid the loan in October 2007; therefore, maturity of the loan has been presented as 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate of 5.7%.

Movement in the reserve for employee termination benefits as at 31 December 2007 is as follows:

	2007	2006
Balance at 1 January	17,648	16,600
Provision set during the period	6,184	4,365
Payments made during the period	(3,108)	(3,962)
Unwind of discount	2,303	1,371
Effect of change in foreign exchange rate	4,202	(726)
Balance at 31 December	27,229	17,648

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated income statement as incurred. The Group incurred $1,253, $1,014 and $827 in relation to defined contribution retirement plan for the year ended 31 December 2007, 2006 and 2005, respectively.

25.	Deferred income

Deferred income is mainly consists of counters sold but not used by prepaid subscribers and it is classified as current as of the reporting date. The amount of deferred income is $324,815 and $184,337 as at 31 December 2007 and 2006, respectively.

26.	Provisions

	Legal	Bonus	Total
Balance at 1 January 2006	15,106	17,887	32,993
Provision made during the period	-	28,651	28,651
Provisions used during the period	(4,961)	(26,014)	(30,975)
Unwind of discount	-	21	21
Effect of change in foreign exchange rate	(686)	(770)	(1,456)
Balance at 31 December 2006	9,459	19,775	29,234

Balance at 1 January 2007	9,459	19,775	29,234
Provision made during the period	14,478	41,040	55,518
Provisions used during the period	-	(21,605)	(21,605)
Unwind of discount	-	(93)	(93)
Effect of change in foreign exchange rate	1,957	6,123	8,080
Balance at 31 December 2007	25,894	45,240	71,134

In note 31, under legal proceedings section, detailed explanations are given with respect to legal provisions in the captions under “Disputes on Turk Telekom Transmission Lines Leases” and “Dispute on Special Transaction Taxation Regarding Prepaid Card Sales”.

The bonus provision totalling to $45,240 and $19,775 comprises only the provision for the year ended 31 December 2007 and 2006, respectively and paid in February 2008 and March 2007, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

27.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2007 and 2006 is as follows:

	2007	2006
Taxes and withholdings payable	258,566	195,132
Payables to other suppliers	181,496	134,227
Payables to Ericsson companies	85,689	35,503
Selling and marketing expense accrual	48,705	35,613
License fee accrual	41,196	43,052
Roaming expense accrual	39,637	9,680
Telecommunications Authority share accrual	21,979	16,222
Interconnection payables	21,412	69,399
Transmission fee accrual	9,875	7,723
Deposits and guarantees taken from agents	8,295	-
Interconnection accrual	5,771	3,330
Payables to Turkish Republic of Northern Cyprus Tax Office	3,000	-
Payout payables to fixed odds betting players	813	6,419
Other	32,585	23,121
	759,019	579,421

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to Telecommunications Authority and personnel income taxes.

Balances due to other suppliers are arising in the ordinary course of business.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

Selling and marketing expense accruals are mainly resulted from services received from third parties related to marketing activities of the Company which are not yet invoiced.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals to the 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 28.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	2007	2006
Due from related parties-long term	32	68,871	72,506
Other non-current assets	16	7,671	108,778
Available-for-sale financial assets	15	28,218	54,688
Held-to-maturity investments	15	-	7,045
Due from related parties-short term	32	52,482	66,101
Trade receivables and accrued income	18	558,563	318,973
Other current assets	19	169,378	22,131
Cash and cash equivalents	20	3,095,095	1,598,526
		3,980,278	2,248,748

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2007	2006
Receivable from subscribers	443,705	249,810
Receivables from distributors and other operators	137,363	95,162
Other	10,577	2,642
	591,645	347,614

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Credit risk (continued)

Exposure to credit risk: (continued)

Impairment losses

The movement in the allowance for impairment in respect of trade receivables as at 31 December 2007 and 2006 is as follows:

	2007	2006

Opening balance	133,615	149,209
Impairment loss recognised	35,142	30,513
Write-off	(16,876)	(39,387)
Effect of change in foreign exchange rate	29,865	(6,720)
Closing balance	181,746	133,615

The impairment loss recognised of $35,142, $30,513 and $24,789 for the year ended 31 December 2007, 2006 and 2005, respectively, relates to its estimate of incurred losses in respect of receivables from subscribers.

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	2007							2006
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than	Carrying	Contractual	6 months	6-12	1-2	2-5	More than
	amount	cash flows	or less	months	years	years	5 years	amount	cash flows	or less	months	years	years	5 years
Non-derivative financial
Liabilities
Secured bank loans	125,388	(127,950)	(127,950)	-	-	-	-	443,088	(594,547)	(19,594)	(19,375)	(169,403)	(386,175)	-
Unsecured bank loans	634,502	(710,339)	(479,020)	(40,620)	(11,065)	(179,634)	-	196,490	(283,454)	(70,433)	(5,332)	(17,029)	(33,078)	(157,582)
Finance lease liabilities	69	(69)	(69)	-	-	-	-	8	(10)	(10)	-	-	-	-
Trade and other payables	758,223	(767,125)	(767,125)	-	-	-	-	579,383	(585,745)	(585,745)	-	-	-	-
Other non-current liabilities	-	-	-	-	-	-	-	8,683	(9,704)	-	-	(9,704)	-	-
Bank overdraft	2,125	(2,125)	(2,125)	-	-	-	-	285	(285)	(285)	-	-	-	-

TOTAL	1,520,307	(1,607,608)	(1,376,289)	(40,620)	(11,065)	(179,634)	-	1,227,937	(1,473,745)	(676,067)	(24,707)	(196,136)	(419,253)	(157,582)

Current cash debt coverage ratio as at 31 December 2007 and 2006 is as follows:

	2007	2006

Cash and cash equivalents	3,095,300	1,598,640
Current liabilities	2,237,820	1,635,674
Current cash debt coverage ratio	138%	98%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	2006
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-long term	70,417	-	-
Other non-current assets	127	80,000	-
Other investments	28,524	5,468	-
Due from related parties-short term	22,433	74	-
Trade receivables and accrued income	20,311	462	-
Other current assets	487	61	-
Cash and cash equivalents	723,042	87,020	-
	865,341	173,085	-
Foreign currency denominated liabilities
Loans and borrowings-long term	-	(84,500)	-
Other non-current liabilities	(7,006)	-	-
Loans and borrowings-short term	(552,732)	-	-
Trade and other payables	(56,588)	(10,981)	(93,948)
Due to related parties	(1,074)	(1,329)	-
	(617,400)	(96,810)	(93,948)
Net exposure	247,941	76,275	(93,948)

	2007
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-long term	68,871	770	-
Other non-current assets	5	2,136	-
Other investments	27,920	203	-
Due from related parties-short term	6,681	97	-
Trade receivables and accrued income	31,710	2,839	10
Other current assets	4,595	949	3
Cash and cash equivalents	1,806,527	88,416	5,901
	1,946,309	95,410	5,914
Foreign currency denominated liabilities
Loans and borrowings-long term	-	-	-
Other non-current liabilities	-	-	-
Loans and borrowings-short term	(79,500)	(96,000)	-
Trade and other payables	(74,706)	(43,799)	(312,531)
Due to related parties	(546)	(700)	-
	(154,752)	(140,499)	(312,531)
Net exposure	1,791,557	(45,089)	(306,617)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date Closing Rate
	2007	2006	2007	2006

USD	1.3031	1.4313	1.1647	1.4056
EUR	1.7827	1.7974	1.7102	1.8515
SEK	0.1918	0.1931	0.1798	0.2036

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, both short-term and long-term purchase contracts. The analysis excludes net foreign currency investments. Changes in the fair values of forward contracts and currency options are also included in the sensitivity analysis, however, offsetting changes in the valuation of the underlying transaction are not included.

10% strengthening of the Turkish Lira against the following currencies as at 31 December 2007 and 2006 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2007	2006

USD	(179,156)	(24,794)
EUR	6,621	(10,047)
SEK	4,734	1,360

10% weakening of the Turkish Lira against the following currencies as at 31 December 2007 and 2006 would have increased/ (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2007	2006

USD	179,156	24,794
EUR	(6,621)	10,047
SEK	(4,734)	(1,360)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Sensitivity Analysis (continued)

Interest rate risk

Effective interest rates and repricing analysis:

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their average effective interest rates as at 31 December 2007 and 2006 in which they mature or, if earlier, reprice.

		2007		2006
		Effective	Carrying	Effective	Carrying
		interest		interest
	Note	Rate	amount	rate	amount
Fixed rate instruments
Time deposits	20
USD		5.7%	1,788,951	5.6%	721,003
EUR		5.8%	132,758	3.7%	104,864
TRY		19.5%	985,766	23.1%	621,042
Other		-	880	-	7,453
Restricted cash	19	4.3%	125,304	4.3%	105,485
Held-to-maturity securities	15	-	-	23.4%	7,045
Finance lease obligations	23	8.3%	(69)	9.9%	(8)

Variable rate instruments
Available-for-sale securities	15
Foreign inv. equity funds		*	26,480	*	34,005
Gov. bonds, treasury bills
USD		6.5%	1,440	6.3%	1,449
EUR		4.7%	298	4.4%	273
TRY		-		22.1%	18,961
Secured bank loans	23
USD floating rate loans		-	-	11.7%	(335,305)
EUR floating rate loans**		4.4%	(125,388)	4.4.%	(107,783)
Unsecured bank loans	23
USD floating rate loans		6.7%	(610,474)	7.8%	(190,770)
EUR floating rate loans		5.3%	(23,571)	4.4%	(5,720)
Other		-	(457)	-	-

*	Effective interest rate is not calculated for foreign investment equity funds since they have no coupon payments.
**	Loan agreement was closed on floating rate basis. However, interest rate is fixed since there is only one interest payment till maturity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Sensitivity Analysis (continued)

Interest rate risk (continued)

Fair value sensitivity analysis for fixed rate instruments:

The Group does not account for any fixed rate assets and liabilities at fair value through profit or loss and equity.

Cash flow sensitivity analysis for variable rate instruments:

A change of 1% in interest rates as at 31 December 2007 would have increased/ (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2007 and 2006.

	Profit or loss		Equity
	1% increase	1% decrease	1% increase	1% decrease
31 December 2007
Variable rate instruments	(4,898)	4,898	32	(32)
Cash flow sensitivity (net)	(4,898)	4,898	32	(32)

31 December 2006
Variable rate instruments	(18,001)	18,001	69	(69)
Cash flow sensitivity (net)	(18,001)	18,001	69	(69)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the balance sheet are as follows:

		2007		2006
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value
Financial assets
Due from related parties-long term	32	68,871	68,871	72,506	72,506
Other non-current assets*	16	7,671	7,671	108,778	108,778
Available-for-sale securities	15	28,218	28,218	54,688	54,688
Held-to-maturity securities	15	-	-	7,045	7,048
Option contracts	15	-	-	-	-
Due from related parties-short term	32	52,482	52,482	66,101	66,101
Trade receivables and accrued income	18	558,563	558,563	318,973	318,973
Other current assets*	19	169,378	169,378	22,131	22,131
Cash and cash equivalents	20	3,095,300	3,095,300	1,598,640	1,598,640

Financial liabilities
Loans and borrowings–long term	23	(140,404)	(140,404)	(113,503)	(113,503)
Bank overdrafts	20	(2,125)	(2,125)	(285)	(285)
Loans and borrowings–short term	23	(619,555)	(619,555)	(526,083)	(526,083)
Trade and other payables	27	(759,019)	(759,019)	(579,421)	(579,421)
Due to related parties	32	(17,978)	(17,978)	(6,844)	(6,844)
		2,441,402	2,441,402	1,022,726	1,022,729
Unrecognized gain			-		3

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The methods used in determining the fair values of financial instruments are discussed in note 4.

29.	Operating leases

The Company entered into various operating lease agreements. For the year ended 31 December 2007, 2006 and 2005, total rent expenses for operating leases are $189,315, $149,734 and $134,986, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Capital commitments

As at 31 December 2007, outstanding capital commitments that the Group entered into with respect to purchase of property, plant and equipment amounted to $66,502 (31 December 2006: $2,496).

Purchase Obligations

According to the “Sponsorship and Advertising Agreements” signed in the context and as an integral part of the “Restructuring Framework Agreement”, the Group committed to purchase sponsorship and advertisement from Digital Platform Iletisim Hizmetleri AS (“Digital Platform”). Outstanding purchase obligation with respect to these agreements as at 31 December 2007 amounted to $63,785 (31 December 2006: $81,785) excluding VAT.

The principal shareholder of Baytur Insaat Taahhut AS (“Baytur”), a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The contract amount is $39,650. During 2007, Baytur settled its obligation in respect of the project and the Company wholly paid the contract amount to Baytur as at 31 December 2007 (31 December 2006: $34,770).

The Company is engaged with a construction company for construction of a building in Gebze Teknokent for a consideration of $9,596. The construction is expected to be completed during 2008. The Company paid $343 to this company within the scope of this agreement as at 31 December 2007.

Guarantees

As at 31 December 2007, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations amounting to TRY 243,267 (equivalent to $208,867 as at 31 December 2007) (31 December 2006: $51,134).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues in total. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the Telecommunications Authority, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Certain conditions of the renewed License Agreement include the following:

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date. The Company has completed its related liabilities with respect to coverage as at 31 December 2007.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls. The Company has completed its related liabilities with respect to service offering as at 31 December 2007.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%. The Company fulfilled the required service quality standards as at 31 December 2007.

Tariffs: Telecommunications Authority sets the initial maximum tariffs in TRY and USD. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the Telecommunications Authority, Suspension and Termination:

The revised License is not transferable without the approval of the Telecommunications Authority. In addition, the License Agreement gives the Telecommunications Authority certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the Telecommunications Authority.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Rights of the Telecommunications Authority, Suspension and Termination: (continued)

The Telecommunications Authority may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense. During period of suspension, the Telecommunications Authority may operate the Company’s GSM network.

The Company is entitled to any revenues collected during such period and the Licensee’s term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Danistay’s approval on 10 March 2006.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900, one is for DCS–1800. As of 31 December 2007, Astelit owns nineteen GSM–900 and DCS 1800 frequency licenses which are regional or throughout Ukraine. In addition to the above GSM licenses, Astelit owns four licenses for local phone fixed connection with wireless access using D-AMPS standard.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in one month; about changes in incorporation address in 10 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

Tellcom:

Tellcom acquired Long Distance Traffic Carrying Services License, Data Transmission Overland License, Infrastructure License and Interconnection License. Long Distance Traffic Carrying Services License is valid for 15 years and the remaining licenses are valid for 25 years.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games. The Central Betting System Contract is scheduled to expire on 1 March 2008.

Inteltek signed another contract with Genclik ve Spor Genel Mudurlugu (“GSGM”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GSGM ceased the implementation of the Fixed Odds Betting contract starting from March 2007. Following the annulment decision, on 28 February 2007, the Turkish parliament passed a new law that allowed Spor Toto Teskilat Mudurlugu (“Spor Toto”) to hold a new tender before 1 March 2008 and sign a contract which is valid until 1 March 2008. Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with new conditions which is valid until 1 March 2008. As per the new conditions, the commission rate of Inteltek decreased to 7% as a head agent of fixed odds betting games, which was previously 12% under the former contract.

On the other hand, a new law that enables Spor Toto to hold a new tender in 2008 has been published in the Official Gazete on 27 February 2008. According to this law, a new tender shall be initiated and until the date that the business actually starts as a result of this new tender, Spor Toto shall sign a new agreement with Inteltek at similar terms of the existing agreement for continuation of the betting games for a time period no longer than one year. Inteltek intends to participate in the new tender.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of A Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the existing GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfilment of certain conditions.

Under the Mobile Communication License Agreement, Kibris Telekom will also pay the tax authorities of Turkish Republic of Northern Cyprus an ongoing license fee on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMBH (“Milleni.com”) and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”). The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the Telecommunications Authority on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment and ensure that users benefit from telecommunications services and infrastructure at a reasonable cost. Under the Regulation, the Telecommunications Authority may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom), are obliged to renew their interconnection agreements within two months following the issuance of the Regulation. The Company entered into a new interconnection agreement with Globalstar on 9 September 2003, and as a result of intervention by the Telecommunications Authority, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. After the merger of Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) and Aycell Haberlesme ve Pazarlama Hizmetleri AS (“Aycell”), a new company was formed with the name TT&TIM Iletisim Hizmetleri AS (“TT&TIM”). The interconnection agreement with Is-Tim was renewed with TT&TIM and the interconnection agreement with Aycell was cancelled. On 15 October 2004, TT&TIM changed its name to Avea. On the other hand, the business relationship on interconnection between Milleni.com and the Company has been bilaterally terminated as at 21 June 2004. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

On 21 February 2005, Tellcom and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to the Company’s switch and the Company may convey calls to Milleni.com’s switch, in both cases, for onward transmission to their destinations. In addition, Telecommunications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The Telecommunications Authority may also require telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued

Interconnection Agreements (continued)

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party’s network.

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic. The Company and other operators have entered into interconnection agreements which set out the terms and conditions regarding the price terms as well as periodical revision of such terms. However, there were disputes between the operators regarding pricing terms and as per the Regulation, the issue had been escalated to the Telecommunications Authority by Turk Telekom, Telsim and Avea. Meanwhile, the Telecommunications Authority issued reference interconnection rates during the fourth quarter of 2004, which indicate pricing terms. Consequently, on 10 August 2005, the Telecommunications Authority issued a ‘temporary interconnection price schedule’ for the interconnection between Turk Telekom and the Company which are in line with the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004. Telecommunications Authority issued final reference call termination rates for all operators in the market in June 2006. These rates are lower than previously applied termination rates with the other GSM operators, as expected but reveal no change with the temporary interconnection rates applied between Turk Telekom and the Company since August 2005. Based on the Telecommunications Authority’s resolution, the Company has started to apply the new reference call termination rates with Avea starting from July 2006. In the end of July 2006, the Company signed an agreement with Vodafone at more favorable rates than reference call termination rates suggested by the Telecommunications Authority which has been retrospectively effective from 24 May 2006 which is the date of transfer of shares of Telsim to Vodafone. Therefore, the Company has started to apply these more favorable rates starting from 24 May 2006 with Vodafone. For the period between 1 March 2006 and 24 May 2006, final reference call termination rates have been applied retrospectively with Telsim.

On 16 January 2007, Telecommunications Authority published “Standard Interconnection Reference Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TRY 0.140/minute (equivalent to full $0.120/minute as at 31 December 2007) between 1 January 2007 and 28 February 2007. From 1 March 2007, the fee is full TRY 0.136/minute (equivalent to full $0.117/minute as at 31 December 2007). These “Standard Interconnection Reference Tariffs” are not necessarily directly applicable to the Company’s current or future interconnection agreements unless explicitly stated by the Telecommunications Authority at the end of the settlement procedure. However, full TRY 0.136/minute (equivalent to full $0.117/minute as at 31 December 2007) has been started to be applied between Turk Telekom and the Company starting from 1 March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on VAT on Ongoing License Fee

Starting from June 2003, the Company has begun to make payments for VAT on ongoing license fees with reservations and commenced a lawsuit against the Tax Office for the related period. On 31 December 2003, the Tax Court decided that the Company would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. On 28 March 2006, Danistay decided in line with the local court. Tax Office applied for correction of the decision. On 27 February 2007, Danistay rejected the Tax Office’s application for correction of decision. The case has been finalized. Based on the management and legal counsel’s opinion, the Company has not recorded any accrual related with this dispute in its consolidated financial statements as at and for the year ended 31 December 2007.

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TRY 3,023 (equivalent to $2,596 as at 31 December 2007) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TRY 30,068 (equivalent to $25,816 as at 31 December 2007).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. The case is still pending. As at 31 December 2007, the Company recorded a provision of TRY 13,296 (equivalent to $11,416 as at 31 December 2007) because its management and legal counsel believe that this is the most likely outcome.

Dispute on National Roaming Agreement

During the third quarter of 2001, the Company was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continuing under the supervision of the Telecommunications Authority have been subject to several lawsuits. On 26 November 2001, the Company initiated an arbitration suit in International Chamber of Commerce (“ICC”) against Turkish Ministry and Telecommunications Authority. On 25 November 2003, ICC rendered a decision stating that the case is not under its jurisdiction. The Company initiated a lawsuit for the annulment of this decision. The First Instance Court rejected the case and the Company appealed against said decision. The Supreme Court annulled the decision of the First Instance Court in favor of the Company. On 13 September 2006, local court decided to execute the Supreme Court’s decision. On 22 May 2007, the Court rejected the case. The Company appealed the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

In a letter dated 14 March 2002, the Telecommunications Authority subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless, the Telecommunications Authority declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against Telecommunications Authority. On 14 March 2006, Danistay decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The appeal process is still pending.

On 9 June 2003, Turkish Competition Board (the “Competition Board”) decided that the Company abused its dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $18,736 as at 31 December 2007). On 28 March 2006, Danistay cancelled the Competition Board’s decision. Both parties have not appealed the decision and, accordingly, Danistay’s decision was finalized.

On 10 December 2004, Tax Office requested nominal amount of approximately TRY 21,822 (equivalent to $18,736 as at 31 December 2007) regarding the Competition Board’s decision. On 25 November 2005, the Administrative Court decided the cancellation of the aforementioned payment order. Both the Competition Board and Tax Office have appealed the decision. Danistay approved the Administrative Court decision. Competition Board applied for the correction of the decision of Danistay. On 6 July 2007, Danistay rejected the application for the correction of the related decision. With respect to this rejection, the decision regarding cancellation of the aforementioned payment has been finalized.

Additionally, the Telecommunications Authority decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $18,736 as at 31 December 2007). On 7 April 2004, the Company made the related payment. On 3 January 2005, Telecommunications Authority paid back nominal amount of TRY 21,822 (equivalent to $18,736 as at 31 December 2007). On 13 December 2005, Danistay decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 31 December 2007.

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company and Telsim claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. On 23 July 2007, the Court sent the file to expert examination. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 31 December 2007.

If the Company is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be adversely affected.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined by nominal amount of approximately TRY 6,973 (equivalent to $5,987 as at 31 December 2007) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On 15 November 2005, Danistay cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. Based on this decision, Ankara Tax Office requested the Company to pay TRY 6,973 (equivalent to $5,987 as at 31 December 2007) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the injunction and cancellation of this payment order. The Court rejected the Company’s injunction and cancellation of payment request. On 10 March 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. Danistay rejected the injunction request of the Company. The Company has objected to this rejection decision. Danistay rejected the Company’s objection request. The Company ceased to accrue for TRY 6,973 (equivalent to $5,987 as at 31 December 2007) on its consolidated financial statements as at and for the year ended 31 December 2007 due to the aforesaid payment on 25 September 2006.

Dispute on Collection of Frequency Usage Fees

On 21 May 1998, the Company entered into a protocol with the Wireless Communications General Directorate (the “Directorate”) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, the Company is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate’s power, including all of its rights and obligations, was transferred to the Telecommunications Authority.

On 22 March 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, the Company filed a lawsuit requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. After respective legal procedures, on 20 April 2004, the Company paid nominal amount of TRY 145,644 (equivalent to $125,049 as at 31 December 2007) for the frequency usage fees of 2002 including interest through that date with reservation. The court rejected the Company’s request and decided that there should be no further judgment on this issue since the frequency usage fees of 2002 are paid. Both the Company and Telecommunications Authority appealed this decision. On 29 June 2006, Supreme Court rejected both appeals and approved the local court’s judgment. Both the Company and Telecommunications Authority have applied for the correction of this decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Telecommunications Authority on International Voice Traffic

In May 2003, the Company was informed that the Telecommunications Authority had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, the Telecommunications Authority fined the Company by nominal amount of approximately TRY 31,731 (equivalent to $27,244 as at 31 December 2007). On 9 April 2004, the Company made the related payment. With respect to the Danistay’s injunction on 5 November 2004, Telecommunications Authority paid back the nominal amount. Telecommunications Authority appealed this decision. General Assembly of Administrative Courts of Danistay rejected the appeal request of Telecommunications Authority. On 26 December 2006, Danistay decided to reject the penalty request of Telecommunications Authority. Telecommunications Authority appealed the decision.

On 2 March 2005, Turk Telekom notified the Company that it has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested the Company to pay nominal amount of TRY 219,149 (equivalent to $188,159 as at 31 December 2007) of principal and nominal amount of TRY 178,364 (equivalent to $153,142 as at 31 December 2007) of interest, which make a sum of nominal amount of TRY 397,513 (equivalent to $341,301 as at 31 December 2007) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TRY 450,931 (equivalent to $387,165 as at 31 December 2007) of which TRY 219,149 (equivalent to $188,159 as at 31 December 2007) is principal and TRY 231,782 (equivalent to $199,006 as at 31 December 2007) is interest charged until 30 June 2005. The Court sent the file to expert examination. According to the expertise report filed in October 2007, interconnection agreement between the Company and Milleni.com damaged Turk Telekom TRY 288,400 (equivalent to $247,617 as at 31 December 2007) or TRY 279,227 (equivalent to $239,742 as at 31 December 2007). The Company objected to the expertise report. On 6 November 2007, the Court ruled to obtain another expertise report. Management and legal counsel believe that the aforementioned request has no legal basis. Moreover, the Company obtained an independent opinion which supports the management and legal counsel opinion dated 23 October 2007 from an expert who is not designated by the Court. The case is still pending.

Based on its management and legal counsel’s opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2007.

Investigation of the Telecommunications Authority on Frequency Fee Payments

On 23 October 2003, the Telecommunications Authority fined the Company, claiming that the Company has made inadequate annual frequency usage fee payments by notifying its subscriber numbers less than the actual. The Telecommunications Authority requested nominal amount of TRY 16,005 (equivalent to $13,742 as at 31 December 2007) for principal, an interest charge of nominal amount of TRY 10,761 (equivalent to $9,239 as at 31 December 2007) and a penalty of nominal amount of TRY 63,463 (equivalent to $54,489 as at 31 December 2007). On 20 February 2004, the Company initiated legal proceedings for the annulment of the decision. On 26 November 2004, the Administrative Court rejected the case. The Company appealed for correction of the decision. On 3 May 2006, Danistay cancelled the portion of the Court’s judgment relating to wireless usage fee and interest accrued on such fee. However, Danistay has approved the other portions of the aforesaid judgment, by rejecting the Company’s appeal request. The Company has requested the correction of the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Telecommunications Authority on Frequency Fee Payments (continued)

The Council of State rejected the Company’s correction of decision request and decided to remove cancellation decision by means of accepting Telecommunication Authority’s correction of decision request 16 July 2007. Therefore first instance Court’s decision has been finalized. On 12 October 2005, the Tax Office requested nominal amount of TRY 63,463 (equivalent to $54,489 as at 31 December 2007) regarding the Telecommunications Authority’s decision which was paid by the Company previously. On 8 November 2005, the Company initiated another lawsuit before the Administrative Court against the Tax Office requesting an injunction and cancellation of the payment order. On 31 March 2006, the court rejected the injunction request and the Company appealed the decision and on 19 June 2006, the Court accepted the Company’s appeal. On 10 April 2007, Administrative Court rejected the case and the Company appealed for the decision. Danistay accepted the Company’s injunction request.

On 16 April 2004, the Company paid nominal amount of TRY 103,740 (equivalent to $89,070 as at 31 December 2007) including interest through that date regarding the Telecommunication Authority’s claim.

Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

On 18 September 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June - December 2002, the Company calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special transaction tax declarations and requesting a special transaction tax payment amounting to nominal amount of TRY 6,992 (equivalent to $6,003 as at 31 December 2007) and a tax penalty of nominal amount of TRY 9,875 (equivalent to $8,479 as at 31 December 2007). Tax court accepted the Company’s request of cancellation of special transaction tax declarations. Tax office appealed this decision. Danistay did not accept the Tax court decision. The Company applied for the correction of the decision. On 25 June 2007, Danistay rejected the correction of decision. On 28 September 2007, Local Court complied with Danistay’s decision. The Company appealed the decision.

On 3 December 2007, Tax Office delivered a notice to the Company requesting a special transaction tax payment amounting to nominal amount of TRY 6,992 (equivalent to $6,003 as at 31 December 2007), a tax penalty of nominal amount of TRY 6,992 (equivalent to $6,003 as at 31 December 2007) and accrued interest of nominal amount of TRY 16,813 (equivalent to $14,435 as at 31 December 2007). The Company made the related payment with respect to special transaction tax and tax penalty totaling to nominal amount of TRY 13,984 (equivalent to $12,006 as at 31 December 2007) on 28 December 2007. Besides, the Company filed a lawsuit on 28 December 2007 for the cancellation of accrued interest amounting to nominal amount of TRY 16,813 (equivalent to $14,435 as at 31 December 2007) with respect to Local Court decision dated 28 September 2007. The Company recorded provision for accrued interest amounting to TRY 16,813 (equivalent to $14,435 as at 31 December 2007) in its consolidated financial statements as at and for the year ended 31 December 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

Reklam Departmani Basin Yayin Produksiyon Yapimcilik Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) commenced a lawsuit against GSGM before the Ankara 4th Administrative Court. In the lawsuit, Reklam Departmani claimed for the annulment of fixed odds betting tender related to the establishment and operation of risk management center and acting as head agency. Inteltek has participated to the case as an intervener. On 21 February 2005, the Court rejected the case. Reklam Departmani appealed this rejection. Danistay accepted the appeal request of Reklam Departmani. The case is directed to local court. Reklam Departmani claimed suspension of execution and cancellation of Fixed Odds Betting (“FOB”) tender. Local Court rejected Reklam Departmani’s suspension of execution claim on 18 August 2006. On 27 June 2007, the Court decided on the cancellation of the tender. Decision of the Court has been appealed by GSGM and Inteltek. Management and legal counsel believe that it is not practicable to issue an opinion on the conclusion of the case at the current stage. The Company has not set any accruals with respect to this matter in its financial statements as at and for the year ended 31 December 2007.

With respect to the same tender, Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) commenced a lawsuit against Public Tender Authority and GSGM for the annulment of tender related to the establishment and operation of risk management center and acting as head agency, tender transaction and the Public Tender Authority’s decision concerning there is no ground to decide on the application regarding to the annulment of the tender transactions. Since Inteltek’s operations may be affected by the court’s decision, Inteltek has participated to the case as an intervener. On 21 February 2005, the Court rejected the case. Both Gtech and Public Tender Authority appealed the decision. Danistay accepted the request of appeal. On 8 November 2006, the Court decided for the annulment of the Public Tender Authority’s decision and rejected the case from the tender transactions point of view. This decision was appealed by Inteltek, Public Tender Authority and GSGM. Following the appeal of parties on 12 January 2007, Danistay decided for the preliminary injunction of the tender transactions subject to the lawsuit together with the decision of the First Instance Court’s decision. Inteltek and GSGM objected to this decision and Danistay rejected the objection request.

Within this period, The Code numbered 5583 came into effect which allowed Spor Toto to hold a new tender and sign a new contract which will be valid until 1 March 2008. On 15 March 2007, GSGM held a new tender, at which Inteltek became the preferred bidder and reacquired the right to operate until 1 March 2008. On the other hand, Inteltek initiated two lawsuits against GSGM on the ground that the termination of the Fixed Odds Betting Contract dated 2 October 2003 was unjustified and to determine that the aforementioned contract is valid under law and is in force. In the lawsuit regarding the suspension of fixed odds betting games, the court decided to reject Inteltek’s claim on 10 July 2007. Inteltek appealed the court’s decision. In the other lawsuit regarding the continuing of the contract, Inteltek’s claim has been rejected by the court on 25 October 2007. After the notice of reasoned decision, Inteltek will appeal court’s decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency (continued)

A new law that enables Spor Toto to hold a new tender in 2008 has been published in the Official Gazete on 27 February 2008. According to this law, a new tender shall be initiated and until the date that the business actually starts as a result of this new tender, Spor Toto shall sign a new agreement with Inteltek at similar terms of the existing agreement for continuation of the betting games for a time period no longer than one year. Inteltek intends to participate in the new tender.

Based on its management and legal counsel’s opinion the Company has not recorded any accruals with respect to these matters in its consolidated financial statements as at and for the year ended 31 December 2007.

Dispute with Spor Toto Teskilat Mudurlugu I

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TRY 3,292 (equivalent to $2,826 as at 31 December 2007) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

A lawsuit for determination of evidence has been initiated against Inteltek by Spor Toto on behalf of GSGM. In this lawsuit, Spor Toto has requested from the Court to determine that Inteltek was responsible for the revenue which was not transferred to the Spor Toto’s accounts in due time, and collection risk was belonging to Inteltek, Inteltek was responsible for the revenue in the amount of TRY 1,527 (equivalent to $1,311 as at 31 December 2007) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GSGM and Inteltek is not responsible for the uncollected amount of TRY 1,527 (equivalent to $1,311 as at 31 December 2007) and also rejected the demand of GSGM that reconciliation period should be six-month independent periods. GSGM appealed the Court’s decision. Supreme Court rejected the appeal request of GSGM. Following the Supreme Court’s decision, GSGM applied for the correction of the decision.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued amount of TRY 3,292 (equivalent to $2,826 as at 31 December 2007) and its overdue interest accrual amount of total TRY 1,894 (equivalent to $1,626 as at 31 December 2007). Furthermore, Inteltek claimed the amount of TRY 2,344 (equivalent to $2,013 as at 31 December 2007) which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit at 21 February 2008 to collect this amount.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Spor Toto Teskilat Mudurlugu II

On 29 January 2007, Spor Toto sent a letter to Inteltek claiming that duplicate payments have been made to Inteltek under the two separate agreements that Inteltek operates under and it would keep these duplicate payments in an escrow account until settlement of this issue. Following this letter, on 27 February 2007, Inteltek initiated a lawsuit against Spor Toto stating that all payments made with respect to the contracts between Inteltek and Spor Toto are valid under law. Sayistay’s investigation report has resulted in favor of Inteltek and whereon as of 31 December 2007 Spor Toto released the deducted amount of TRY 2,494 (equivalent to $2,141 as at 31 December 2007) for the period between 26 December 2006 and 26 March 2007.

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that the Company has not applied the reference interconnection rates determined by the Telecommunications Authority, and has charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority and requested an injunction to be applicable starting from 1 August 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TRY 26,109 (equivalent to $22,417 as at 31 December 2007) including principal, interest and penalty on late payment. On 6 April 2006, the case was rejected. Telsim appealed this decision.

On 11 December 2007, Supreme Court approved the local court decision. As it is stated in the existing Interconnection Agreement with Telsim, Telsim referred the matter to the Telecommunications Authority. The resolution procedure was finalized and Telecommunication Authority set the call termination charges which are effective from 1 March 2006. The Company initiated a lawsuit for the annulment of the decision of the Telecommunications Authority. The case is still pending. According to the Telecommunications Authority decision, these charges have been applied between the Company and Telsim from 1 March 2006 to 24 May 2006. Based on its management and legal councel’s opinion, the Company has not recorded any accrual with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2007.

There has been a disagreement between the Company and Avea with respect to interconnection rates applied between March 2005 and July 2006. Avea raised an objection on the invoices the Company had issued during the said period claiming that the Company had not applied the reference interconnection rates determined by the Telecommunications Authority, and had charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority. Between March 2005 and July 2006, Avea issued return invoices amounting to TRY 78,030 (equivalent to $66,996 as at 31 December 2007) which represents the amount exceeding the ceiling rates approved by Telecommunications Authority and the Company booked such invoices as a reduction of revenue. The Company management and legal council believe that the Interconnection Agreement signed between the Company and Avea on 9 March 2001 should be binding with respect to tarifing instead of the reference interconnection rates determined by the Telecommunications Authority. A similar case with Telsim, at which Telsim was claiming that the Company should have applied the reference interconnection rates determined by the Telecommunications Authority was rejected on 6 April 2007 and approved by Supreme Court on 11 December 2007. Therefore, in November 2007, the Company issued return invoices including taxes amounting to TRY 78,030 (equivalent to $66,996 as at 31 December 2007) and recognized revenue amounting to TRY 54,566 (equivalent to $46,850 as at 31 December 2007) in its consolidated financial statements for the year ended 31 December 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Invalidity of the Board Resolution

On 23 June 2005, the Board of Directors of the Company has decided to allow Alfa Group to conduct a due diligence in the Company and to entitle the management. On 1 July 2005, Sonera filed a lawsuit with an injunction request against the Company for the purpose of determination of the invalidity of the resolution dated 23 June 2005. On 28 December 2005, the Court rejected the injunction request of Sonera. Sonera appealed this decision on 24 February 2006. On 14 June 2007, the Court rejected the objection request of Sonera. The Court rejected the objection request of Sonera and the case has been finalized.

Dispute with Iranian Ministry in connection with the GSM tender process

The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such injunction order was rejected in April 2006. The Company has initiated an arbitration process against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments. The arbitration process related to the dispute mentioned on the above paragraph.

Dispute with the Telecommunications Authority with respect to temporary set call termination fees

The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms on call termination fees after 31 December 2004, and in the event that the parties could not agree on new terms by 28 February 2005, for referral to the Telecommunications Authority for resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005.

On 7 October 2005, the Company filed a lawsuit against Telecommunications Authority for the injunction and cancellation of this decision, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005 and the Court rejected the Company’s preliminary injunction request. The Company has appealed this decision. The appeal request has been rejected. On 4 July 2007, the Court decided that the lawsuit is not under its jurisdiction. Danistay rejected injunction request of the Company and the Company objected to the decision. Besides, on 1 June 2006, Telecommunications Authority issued reference call termination fees for the Company and Turk Telekom. In addition, on 26 July 2006, Telecommunications Authority issued final call termination fees for the Company and Turk Telekom.

On 10 July 2006 and 14 August 2006, the Company filed two lawsuits before Ankara Administrative Court for the injunction and cancellation of reference call termination fees together with the final termination fees set as full TRY 0.140/minute (equivalent to full $0.120/minute as at 31 December 2007) for calls terminating on Turk Telekom and the Company’s network through the decisions of Telecommunications Authority dated 1 June 2006 and 26 July 2006. On 9 October 2006, the Administrative Court rejected injunction request of the Company dated 10 July 2006. The Company objected to this decision. On 22 November 2006, Administrative Court has rejected the objection request. The Court decided that the lawsuit is not under its jurisdiction and transferred the file to Danistay. On 21 September 2007, Danistay rejected the injunction request of the Company dated 14 August 2006. The Company objected to the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Telecommunications Authority with respect to temporary set call termination fees (continued)

On 12 September 2007, the Company filed another lawsuit on Danistay for the injuction and cancellation of call termination fees between the Company and Turk Telekom which have been set as TRY 0.140/minute (equivalent to full $0.120/minute as at 31 December 2007) between 1 January 2007 and 28 February 2007 and full TRY 0.136/minute (equivalent to full $0.117/minute as at 31 December 2007) starting from 1 March 2007. The Court rejected the injunction request of the Company. The Company objected to the decision.

As mentioned above, Telecommunications Authority has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to nominal amount of TRY 11,970 (equivalent to $10,277 as at 31 December 2007) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. The file is under expert examination. The case is still pending.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Telecommunications Authority for the period between November 2005 and October 2006 amounting to nominal amount of TRY 23,726 (equivalent to $20,371 as at 31 December 2007) including principal, interest and penalty on late payment. The file is under expert examination. The case is still pending.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Telecommunications Authority for the period between November 2006 and 1 March 2007 amounting to nominal amount of TRY 6,836 (equivalent to $5,869 as at 31 December 2007) including principal, interest and penalty on late payment.

In addition, call termination fees between the Company and Vodafone and the Company and Avea are set through ‘Reconciliation procedure’ and ‘Call termination fees’ issued on 1 June 2006 by Telecommunications Authority. These call termination fees are effective from March 2006, May 2006 and July 2006 for Telsim, Vodafone and Avea, respectively. On 14 August 2006, the Company filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TRY 0.140/minute (equivalent to full $0.120/minute as at 31 December 2007) for calls terminating on the Company’s network.

On 19 December 2006, Ankara Administrative Court dismissed the case, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 21 September 2007, the Court rejected the injunction request of the Company.

The Company objected to this decision. On 26 September 2007, the Company filed a lawsuit on Danistay for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TRY 0.136/minute (equivalent to full $0.117/minute as at 31 December 2007) for calls terminating on the Company’s network. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Telecommunications Authority with respect to temporary set call termination fees (continued)

Additionally, on 23 August 2006, the Company also filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call and SMS termination fees between Turkcell and Vodafone (Telsim for the period between 1 March-24 May 2006) which have been set as full TRY 0.140/minute (equivalent to full $0.120/minute as at 31 December 2007) for calls terminating and full TRY 0.297/unit (equivalent to full $0.255/unit as at 31 December 2007) for SMS terminating on the Company’s network. The Ankara Administrative Court dismissed the case on 29 August 2006, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 1 May 2007, the Court rejected the injunction request of the Company. The Company objected to this decision. The Court rejected this objection of the Company. The case is still pending.

Dispute with Avea on SMS interconnection termination fees

On 28 February 2006, Avea has initiated a lawsuit against the Company claiming that although there is an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 12,275 (equivalent to $10,539 as at 31 December 2007) for the period between February 2005 and December 2005 with its accrued interest till payment. On 10 October 2006, the Court decided that charging SMS interconnection termination fees violates the agreement between the Company and Avea, and the Company should pay Avea’s losses amounting to nominal amount of TRY 12,275 (equivalent to $10,539 as at 31 December 2007) for the period between February 2005 and December 2005 with its accrued interest till payment. The Company appealed the decision.

The Company made the principal and interest payment for the period between February 2005 and December 2005 on 6 November 2006 in order not to be under legal action for collection and additional interest charge. The appeal process is still pending.

On 22 December 2006, Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 6,480 (equivalent to $5,564 as at 31 December 2007) for the period between January 2006 and August 2006 with its accrued interest till payment. The case is still pending.

In line with the court decision regarding charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to June 2006 for Avea’s losses in the consolidated financial statements as at and for the year ended 31 December 2006. Also, interest has been accrued till 31 December 2007 amounting to nominal amount of TRY 2,812 (equivalent to $2,414 as at 31 December 2007) for Avea’s losses for the period between January 2006 and August 2006.

The Company has also applied to the Telecommunications Authority to set SMS interconnection prices between the Company and Avea. On 7 March 2007, the Telecommunications Authority determined the SMS termination fees between the Company and Avea effective from 23 March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on value added taxation with respect to roaming services

Tax Office claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the year 2000. It has been notified that, based on the calculation made by the Tax Office, the Company should pay nominal amount of TRY 19,791 (equivalent to $16,992 as at 31 December 2007) for VAT and penalty fee. Moreover, Tax Office also claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the years 2001 and 2002 amounting to nominal amount of TRY 15,972 (equivalent to $13,713 as at 31 December 2007) and TRY 23,863 (equivalent to $20,489 as at 31 December 2007) for VAT and penalty fee, respectively.

Management decided not to pay such amounts and initiated judicial processes on 6 April 2006 for VAT and penalty fee for the year 2000 and on 13 July 2006 for VAT and penalty fees for the years 2001 and 2002. On 28 June 2007, the Court rejected the case. The Company appealed this decision. On 4 October 2007, the Company initiated a lawsuit requesting cancellation of payment requests and VAT tax notices for the aforementioned amounts with respect to years 2000, 2001 and 2002. The cancellation request of the Company has been rejected. The Company objected to the decision. The Administrative Court rejected the objection request of the Company. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2007.

Dispute on ongoing license fee and universal service fund payment based on the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is valid after Danistay’s approval on 10 March 2006. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective. On 21 April 2006, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized starting from 21 July 2005 until 10 March 2006 totalling TRY 111,316 (equivalent to $95,575 as at 31 December 2007) including interest of TRY 8,667 (equivalent to $7,441 as at 31 December 2007). On 9 May 2007, the Court decided that the case is not under its jurisdiction and the Company appealed for this decision.

The above-mentioned enacted law dated 3 July 2005 also assigned Telecommunications Authority for the revision of license agreement according to new regulation. However, Telecommunications Authority did not finalize such revision in a timely manner. Therefore, on 5 May 2006, the Company has initiated a lawsuit against the Telecommunications Authority in Administrative Court for the delay of the revision in license agreement preventing the new regulation to become effective until 10 March 2006. By this lawsuit, the Company has requested payment totalling TRY 112,317 (equivalent to $96,434 as at 31 December 2007) including interest of TRY 9,668 (equivalent to $8,301 as at 31 December 2007). The Company has decided to give up the request regarding the interest of TRY 9,668 (equivalent to $8,301 as at 31 December 2007). On 22 March 2007, the Court decided that the case is not under its jurisdiction.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Telecommunications Authority fee payment based on the amended license agreement

Based on the 9th article of the new license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once in a year as Telecommunications Authority Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement.

However, the Court rejected the Company’s injunction request. The Company objected to the Court’s decision. Danistay rejected the Company’s objection request.

On 21 June 2006, Telecommunications Authority notified the Company that the Telecommunications Authority Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, Telecommunications Authority requested the Company to pay additional TRY 4,011 (equivalent to $3,444 as at 31 December 2007). The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of Telecommunications Authority. On 30 May 2007, the Court rejected the Company’s injunction request. The Company objected to the decision. Ankara Administrative Court rejected the objection request of the Company.

On 2 October 2007, the Company filed a lawsuit claiming that Telecommunications Authority fee for the year 2006 which had been already paid in April 2007 should have been calculated according to the previous license agreement which was valid between 1 January 2006 and 9 March 2006. The case is still pending.

Dispute on receivables from Avea regarding call termination fees

Based on the 21st article of the Access and Interconnection Regulation, the operators may retrospectively apply the final call termination fees determined by Telecommunications Authority under the reconciliation procedure. Therefore, on 29 August 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TRY 32,334 (equivalent to $27,762 as at 31 December 2007) including principal, interest and penalty on late payment covering the period from 30 June 2004 until 7 July 2006 which is the announcement date of the reference call termination fees issued by Telecommunications Authority on June 2006. On 20 February 2007, the court has dismissed the case. The Company appealed the said decision.

Dispute on validity of the General Assembly Meeting

On 21 August 2006, Sonera filed a lawsuit with an injunction request for the purpose of determination of the invalidity of the Company’s General Assembly Meeting with an ordinary agenda including dividend distribution and appointment of members of the Board of Directors, held on 22 May 2006 and the invalidity of all resolutions taken in this meeting.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested nominal amount of TRY 8,136 (equivalent to $6,985 as at 31 December 2007) including interest. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom Interconnect Costs

On 26 April 2007, Turk Telekom initiated a lawsuit against the Company claiming that interconnect costs declared for the determination of Standard Reference Interconnection Tariffs do not reflect the actual costs. The case is still pending. On 19 December 2007, the Court rejected the case.

Dispute on the Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 the CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. In March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB. The court rejected the Company’s suspension of execution request. The Company objected to the decision. On 15 August 2007, Local Ankara Administrative Court accepted the Company’s objection request. On 25 February 2008, Ankara 14th Administrative Court rejected the case. The Company will appeal the decision.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the Telecommunications Authority claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the Telecommunications Authority on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. The Court rejected the Company’s injunction request and the Company objected to the decision. Avea and Vodafone requested to participate in the case as interveners. The case is still pending.

Inquiry of Telecommunications Authority on Campaigns

According to the decision of Telecommunications Board dated 15 March 2007, a pre-inquiry has been decided to start regarding the campaigns in which free minutes or counters are given to the new subscribers in the introduction sets in order to determine their conformity with telecommunications legislation. Telecommunications Authority decided to make an investigation on this issue. Investigation report has been notified to the Company and legal arguments of the Company have been requested. The Company submitted its legal arguments to the Telecommunications Authority on 20 October 2007.

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, SDIF requested TRY 15,149 (equivalent to $13,007 as at 31 December 2007) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the payment notification letter. Danistay accepted the injunction request of the Company. The case is still pending. Also, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. The case is still pending.

Based on its management and legal counsel’s opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Letter from Turkish Treasury Regarding Ongoing License Fee Deduction for 2006 Sales Discounts

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts given to distributors although the Company recorded these discounts in a seperate line item as sales discounts.

Starting from 2007, the Company started to deduct discounts given to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess ongoing license fee and universal service fund for the year 2006 totalling TRY 51,254 (equivalent to $44,006 as at 31 December 2007). In a letter dated 23 February 2007, the Company requested ongoing license fee amounting to TRY 46,129 (equivalent to $39,606 as at 31 December 2007) and interest accrued amounting to TRY 5,020 (equivalent to $4,310 as at 31 December 2007) from Turkish Treasury and universal service fund amounting to TRY 5,125 (equivalent to $4,400 as at 31 December 2007) and interest accrued amounting to TRY 558 (equivalent to $479 as at 31 December 2007) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from existing ongoing monthly payments. As at 31 December 2007, the Company deducted TRY 51,254 (equivalent to $44,006 as at 31 December 2007) from existing monthly ongoing license fee and universal service fund payments.

Turkish Treasury send a letter to the Company dated 17 July 2007 and rejected deducting ongoing licensee fees that relates to 2006 from current year payments. Accordingly, TRY 2,960 (equivalent to $2,541 as at 31 December 2007) that is deducted from ongoing license fee payment for May 2007 has been requested from the Company. The Company has not made the related payment and continued to deduct ongoing license fee and universal service fee amount related to discounts given to distributors for the year 2006.

Besides, the Company filed a lawsuit on ICC in order to determine that the Company is not obliged to pay ongoing license fee and Telecommunications Authority Fee in accordance with the 8th and 9th Articles of the License, respectively, on discounts given to distributors.

Management and legal counsel believe that the Company has the legal right to make deductions with respect to this issue.

Dispute with Telecommunications Authority on Tariffs

Between October 2007 and February 2008, Telecommunications Authority made announcements about its decision to control retail pricing for mobile operators, setting a lower ceiling for off-net calling prices for all operators and asking the Company to set its on-net prices to be not lower than its lowest interconnect rate. The Company filed a lawsuit with the Highest Administrative Court in Turkey requesting the suspension and annulment of the aforementioned decision on the ground that said decision is violating Telecommunications Law, Competition Law and License Agreement between the Company and Telecommunications Authority.

Telecommunications Authority’s new decision negatively affects the Company’s ability to design and launch new campaigns, offers and consequently has a negative impact on the business. If this issue is not resolved fairly and in compliance with laws, the Company may not be able to fully implement its pricing strategy and its competitive position and financial results may be adversely affected.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties

Transactions with key management personnel:

Key management personnel comprise of the Group’s directors and key management executive officers.

As at 31 December 2007 and 31 December 2006, none of the Group’s directors and executive officers has outstanding personnel loans from the Company.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $12,439, $3,899 and $3,274 for the year ended 31 December 2007, 2006 and 2005, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders. The Company’s management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties and the transactions are consummated at their fair values. None of these balances is secured.

Other related party transactions:

Due from related parties – long term
	2007	2006
Digital Platform	64,220	70,417
Other	4,651	2,089
	68,871	72,506

Due from related parties – short term
	2007	2006
A-Tel	27,470	19,202
Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hiz. AS (“Superonline”)	7,078	1,226

Digital Platform	6,960	7,084
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	5,612	9,439
ADD Production Medya AS (“ADD”)	-	8,289
Baytur	-	15,067
Other	5,362	5,794
	52,482	66,101

Due to related parties – short term
	2007	2006
ADD	7,224	-
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	5,876	2,615
Estore Elektronik Tic. ve Sanal Mag. Hiz. AS (“Estore”)	2,389	608
Betting Organization Operation and Promotion Company SA (“Betting SA”)	891	1,212
Other	1,598	2,409
	17,978	6,844

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties (continued)

Other related party transactions: (continued)

Substantially, all of the significant due from related party balances is from Cukurova Group companies.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF, resulted from sim-card and prepaid card sales to this company and payables in relation to dealer activation fees and sim-card subsidies for the sale of prepaid cards.

Due from Superonline, a company whose majority shares are owned by Cukurova Group, mainly resulted from interconnection and call center services provided by the Group.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform amounting to $71,180 as at 31 December 2007 in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $71,180 represents present value of future cash flows and services discounted using imputed interest rate. As at 31 December 2007, $64,220 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule. Besides, the Company paid $8,850 to Digital Platform within the scope of the agreement during the year ended 31 December 2007.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from sim-card and prepaid card sales to this company.

Due to ADD, a company whose shares are owned by Cukurova Group, resulted from advertisement and sponsorship services rendered by this company.

Due to Estore, a company whose majority shares are owned by Cukurova Group, resulted from handset purchases regarding campaigns.

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

Due to Betting SA, whose majority shares are owned by one of the shareholders of Inteltek, resulted from the consultancy services received for the operations of Inteltek.

The Group’s exposure to currency and liquidity risk related to due from/ (due to) related parties is disclosed in Note 28.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties (continued)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table.

Revenues from related parties
	2007	2006	2005
Sales to KVK Teknoloji
Sim-card and prepaid card sales	627,148	532,658	483,888
Sales to A-Tel
Sim-card and prepaid card sales	141,188	209,852	283,651
Sales to Kyivstar GSM JSC (“Kyivstar”)
Telecommunications services	40,165	8,487	745
Sales to Digital Platform
Call center revenues and interest charges	16,797	12,618	11,278
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	12,399	11,928	2,972

Related party expenses
	2007	2006	2005
Charges from ADD
Advertisement and sponsorship services	167,477	136,171	126,592
Charges from KVK Teknoloji
Dealer activation fees and others	88,564	59,527	32,445
Charges from A-Tel (*)
Dealer activation fees and others	45,110	57,716	75,735
Charges from Kyivstar
Telecommunications services	36,060	13,286	546
Charges from Hobim
Invoicing and archieving services	17,163	13,169	10,198
Charges from Millenicom
Telecommunications services	11,117	10,812	1,164
Charges from Betting SA
Consultancy services	8,740	13,438	9,336
Charges from Baytur
Residence project	5,115	8,741	9,763

* Transactions with A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the year ended 31 December 2007 and for the five months ended 31 December 2006 amounting to $45,110 and $16,161, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal sim-card distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of sim-cards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand sim-cards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and sim-card subsidies for the sale of Muhabbet Kart. In addition to the sales of sim-cards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with Kyivstar:

Alfa Group,  a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, the Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005. On 23 December 2005, “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties (continued)

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group. The Company entered into a media purchasing agreement with ADD on 23 January 2002, which expired on 31 December 2002 and further extended to 31 December 2003. In 2004 and 2005, the agreement was revised again with similar terms. On 1 September 2006, a revised agreement has been signed with ADD and the validity period of the agreement has been extended to 31 August 2008. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of “Restructuring Framework Agreement” signed between the Company and Digital Platform.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

Agreements with Betting SA:

Betting SA is incorporated under the laws of Greece, owned by one of the major shareholders of Inteltek. Inteltek signed a service agreement with Betting SA on 11 March 2004 to get consultancy services including monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, operating fixed odds betting games in the most efficient manner, with integrity and securely.

Agreements with Baytur:

The principal shareholder of Baytur, a construction company, is Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The agreement amount is $39,650. During 2007, Baytur settled its obligation in respect of the project and the Company wholly paid the contract amount to Baytur as at 31 December 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2007 and 2006 are as follows:

Subsidiaries
	Country of	Ownership Interest
Name	incorporation	2007 (%)	2006 (%)

Turkish Republic of
Kibris Telekom	Northern Cyprus	100	100
Global	Turkey	100	100
Turktell Bilisim Servisleri AS	Turkey	100	100
Tellcom	Turkey	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	100	100
Turkcell Kurumsal Satıs ve Dagıtım Hizmetleri AS	Turkey	100	100
Eastasia	Netherlands	100	100
Turkcell Teknoloji	Turkey	100	100
TurkKule	Turkey	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	100	100
Financell	Netherlands	100	-
Rehberlik Hizmetleri AS	Turkey	100	-
Corbuss Kurumsal Telekom Servis
Hizmetleri AS	Turkey	99	99
Inteltek	Turkey	55	55
Bilyoner	Turkey	55	55
Euroasia	Netherlands	55	55
Astelit	Ukraine	55	55
Iyi Eglenceler Eglence ve Turizm AS*	Turkey	-	100

* Merger of Iyi Eglenceler Eglence ve Turizm AS and Turktell Uluslararasi Yatirim Holding AS has been completed in September 2007.

34.	Subsequent events

On 26 February 2008, Board of Directors of the Company decided that the Ordinary General Assembly of Turkcell for the fiscal year 2007 will be held on 25 April 2008.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 5, 2008	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 5, 2008	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Investor Relations